Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

September 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	CytomX Therapeutics, Inc.
Draft Pages from Amendment No. 3 to the
Registration Statement on Form S-1 (File No. 333-206658)
CIK No. 0001501989

Ladies and Gentlemen:

Attached hereto please find draft marked pages from Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-206658) (the “Registration Statement”) of CytomX Therapeutics, Inc. (the “Company”). The attached pages reflect (i) certain revisions to the Registration Statement responsive to comments raised by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in regard to the Registration Statement in the Staff’s letter dated September 17, 2015 and (ii) certain other revisions, including the share numbers and price range, reverse stock split and related disclosures throughout the filing, including the presentation of Use of Proceeds, Capitalization, Dilution and pro forma and other financial information.

Please contact me with any comments or questions regarding the attached. The Company would like to begin marketing the offering on Monday, September 21, 2015, subject of course to the timing of the completion of the Staff’s review. I can be reached at (650) 565-7111. Thank you again for your consideration in this matter.

Very truly yours,

/s/ Sam Zucker

Sam Zucker

Enclosures

cc:	Robert A. Ryan, Esq., Sidley Austin LLP Mark V. Roeder, Esq., Latham & Watkins LLP Brian J. Cuneo, Esq., Latham & Watkins LLP

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

As filed with the Securities and Exchange Commission on September 21, 2015

Registration Number 333-206658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYTOMX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-3521219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

343 Oyster Point Blvd.

Suite 100

South San Francisco, CA 94080

(650) 515-3185

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean A. McCarthy, D.Phil.

President and Chief Executive Officer

CytomX Therapeutics, Inc.

343 Oyster Point Blvd.

Suite 100

South San Francisco, CA 94080

(650) 515-3185

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Sam Zucker, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94304 Telephone: (650) 565-7000 Fax: (650) 565-7100	Mark V. Roeder, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Fax: (650) 463-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00001 per share	7,187,500	$17.00	$122,187,500.00	$14,198.19

(1)	Includes 937,500 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $11,620.00 in connection with previous filings of the registration statement. In accordance with Rule 457(a), an additional registration fee of $2,578.19 is being paid with this amendment to the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 21, 2015

PROSPECTUS

6,250,000 Shares

CytomX Therapeutics, Inc.

Common Stock

We are offering shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $15.00 and $17.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CTMX.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 13 of this prospectus before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions*	$	$
Proceeds to us before expenses	$	$

*	We refer you to “Underwriting” beginning on page 157 for additional information regarding underwriting compensation.

Pfizer Inc. (“Pfizer”), an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, Bristol-Myers Squibb Company (“BMS”), another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering.

Delivery of the shares of our common stock is expected to be made on or about                     , 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional 937,500 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $            .

Joint Book-Running Managers

BofA Merrill Lynch	Jefferies	Cowen and Company

Co-Manager

Oppenheimer & Co.

The date of this prospectus is                     , 2015.

Explanatory Note

Unless we state otherwise or the context otherwise requires, references in this prospectus to:

•	“we,” “our,” “us,” “our company” and “CytomX” refer to CytomX Therapeutics, Inc.;

•	the “FDA” refer to the U.S. Food and Drug Administration;

•	“preferred stock” refer to our redeemable convertible preferred stock and convertible preferred stock;

•	the “JOBS Act” refer to the Jumpstart Our Business Startups Act of 2012;

•	the “Securities Act” refer to the Securities Act of 1933, as amended;

•	the “Exchange Act” refer to the Securities Exchange Act of 1934, as amended; and

•	the “SEC” refer to the Securities and Exchange Commission.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case, appearing elsewhere in this prospectus.

Our Company

Overview

We are an oncology-focused biopharmaceutical company pioneering a novel class of antibody therapeutics based on our Probody technology platform. We are using our platform to create proprietary cancer immunotherapies against clinically-validated targets as well as to develop first-in-class cancer therapeutics against novel targets. We believe that our Probody platform will allow us to improve the combined efficacy and safety profile, or therapeutic window, of monoclonal antibody modalities including cancer immunotherapies, antibody drug conjugates (“ADCs”) and T-cell-recruiting bispecific antibodies. Our Probody therapeutics are designed to take advantage of unique conditions in the tumor microenvironment to enhance the tumor-targeting features of an antibody and reduce drug activity in healthy tissues. We are currently developing Probody therapeutics that address clinically-validated cancer targets in immuno-oncology, such as PD-L1, as well as novel targets, such as CD-166, that are difficult to drug and lead to concerns about damage to healthy tissues, or toxicities. In addition to our proprietary programs, we are collaborating with strategic partners including BMS, Pfizer and ImmunoGen, Inc. (“ImmunoGen”) to develop selected Probody therapeutics. Our broad technology platform and lead product candidates are supported by a decade of thorough scientific research and strong intellectual property, and we are advancing these candidates toward clinical trials. Our vision is to transform lives with safer, more effective therapies. To realize this vision we are executing on our mission of changing the treatment of cancer by urgently advancing our Probody pipeline.

The premise of our Probody platform is to apply the prodrug concept to create a therapeutic antibody that remains inactive until it reaches the tumor. Probody therapeutics therefore have the potential to produce additional tumor specificity and enhanced safety profiles because they are designed to have limited interaction with their molecular targets in healthy tissue. This approach of dosing drugs in a form such that they are only activated after reaching certain tissues is called the prodrug approach, and has been used with many small molecule drugs, but has never before been effectively pursued using therapeutic antibodies.

Cancer is the second leading cause of death in the United States, accounting for nearly one in every four deaths. Over the past several decades, cancer research and treatment has evolved from small molecule chemotherapy agents to more targeted monoclonal antibodies and, more recently, cancer immunotherapies that aim to enhance the ability of the immune system to attack tumors. Despite these advancements, many therapeutic antibodies have the inherent limitation of suboptimal therapeutic window. We believe that there remains a significant need for therapeutics that are efficacious, safe and tolerable and that our technology represents the next evolution of targeted cancer therapies.

Our Platform

A Probody therapeutic consists of three components produced as a single protein by standard antibody production methodology: an active anti-cancer antibody, a mask for the antibody and a protease-cleavable linker. The mask is a peptide designed to disguise the active binding site of the antibody to prevent the therapeutic from

THE OFFERING

Issuer	CytomX Therapeutics, Inc.

Common stock offered by us	6,250,000 shares.

Common stock to be outstanding immediately after this offering	34,509,170 shares (35,446,670 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 937,500 additional shares at the public offering price less estimated underwriting discounts and commissions.

Dividend policy	We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $89.8 million (approximately $103.8 million if the underwriters exercise in full their option to purchase additional shares of common stock), at an assumed public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. This offering is intended to provide funding through first-in-human studies of our two lead programs. In particular, we intend to use the net proceeds from this offering for (i) the development of CX-072, including our planned Phase 1 clinical trials and product candidate manufacturing; (ii) the development of our Probody therapeutic directed against CD1-66, including our planned Phase 1 clinical trials and product candidate manufacturing; (iii) research and development activities, including discovery of additional cancer immunotherapies and first-in-class therapeutics directed against difficult-to-drug targets; and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Proposed NASDAQ symbol	“CTMX”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 12 and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 28,259,170 shares of our common stock outstanding as of August 31, 2015, which includes the conversion of all of our shares of preferred stock outstanding as of August 31, 2015 into shares of our common stock and the net exercise of all outstanding warrants to purchase shares of our preferred stock.

The number of shares of common stock to be outstanding after this offering excludes:

•	629,307 shares of common stock, with a weighted-average exercise price of $1.134, issuable upon exercise of stock options outstanding as of August 31, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”), of which options to purchase 7,624 shares of common stock have been exercised at an exercise price of $1.134 subsequent to August 31, 2015;

•	4,710,731 shares of common stock, with a weighted-average exercise price of $3.877, issuable upon exercise of stock options outstanding as of August 31, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”), of which options to purchase 23,543 shares of common stock have been exercised at a weighted-average exercise price of $1.443 subsequent to August 31, 2015;

•	627,250 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of August 31, 2015;

•	2,415,641 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	354,466 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes or reflects:

•	a one-for-62.997 reverse stock split of our common stock, to be effected prior to the effectiveness of the registration statement to which this prospectus relates;

•	the conversion of all of our outstanding shares of preferred stock into an aggregate of 27,135,453 shares of common stock immediately prior to the completion of this offering;

•	the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock, which will occur upon the closing of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	the amendment and restatement of our certificate of incorporation and bylaws, which will occur immediately prior to the completion of this offering.

Indications of Interest

Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. Assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, Pfizer and BMS may collectively purchase up to an aggregate of approximately 937,500 of the 6,250,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical financial data as of and for the periods indicated. We have derived the summary statements of operations data for the years ended December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the six months ended June 30, 2014 and 2015, and the summary balance sheet data as of June 30, 2015, from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period. The following summary financial data should be read in conjunction with “Selected Historical Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$888	$5,077	$1,301	$3,785
Operating expenses:
Research and development	10,890	28,302	20,047	9,697
General and administrative	4,954	6,540	2,896	4,498

Total operating expenses	15,844	34,842	22,943	14,195

Loss from operations	(14,956)	(29,765)	(21,642)	(10,410)
Interest income	6	7	3	467
Interest expense	(254)	(487)	(261)	(638)
Other income (expense), net	71	(55)	(34)	(1,431)

Net loss before provision for income taxes	(15,133)	(30,300)	(21,934)	(12,012)
Provision for income taxes	10	10	—	5

Net loss	(15,143)	(30,310)	(21,934)	(12,017)
Accretion of redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(2,201)	(3,189)

Net loss attributable to common stockholders	$(18,894)	$(34,876)	$(24,135)	$(15,206)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(24.46)	$(35.25)	$(25.32)	$(15.22)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	772,320	989,453	953,029	998,793

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(1.85)		$(0.51)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		16,324,363		20,890,443

(1)	See Notes 3 and 19 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering that will be determined at pricing.

	As of June 30, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$45,842	$45,842	$135,642
Short-term investments	79,527	79,527	79,527
Working capital	116,320	116,320	206,120
Total assets	134,089	134,089	223,889
Long-term debt, current and non-current	2,292	2,292	2,292
Convertible preferred stock warrant liability	503	—	—
Redeemable convertible preferred stock	155,647	—	—
Convertible preferred stock	474	—	—
Additional paid-in capital	—	156,624	246,424
Accumulated deficit	(92,614)	(92,614)	(92,614)
Total stockholders’ (deficit) equity	(93,021)	63,603	153,403

(1)	Reflects (i) the conversion of all of our outstanding shares of preferred stock into an aggregate of 27,135,453 shares of our common stock immediately prior to the completion of this offering; (ii) the net exercise of all outstanding warrants to purchase shares of preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock upon the closing of this offering and the related reclassification of preferred stock warrant liability to additional paid-in capital; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.
(2)	Reflects the pro forma adjustments described in footnote (1) and the sale and issuance of 6,250,000 shares of our common stock by us in this offering, at the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $5.8 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $14.9 million, assuming an initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, assuming a public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $11.55 per share, representing the difference between the assumed initial public offering price of $16.00 per share and our pro forma net tangible book value per share as of June 30, 2015 after giving effect to this offering and the conversion of all outstanding shares of our preferred stock upon the closing of this offering and the net exercise of all of our warrants to purchase shares of our preferred stock into shares of our common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of June 30, 2015, there were 3,418,010 shares of common stock subject to outstanding options. To the extent that these outstanding options are ultimately exercised, you will incur further dilution.

The future issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We may choose to raise additional capital in the future, depending on market conditions, strategic considerations and operational requirements. To the extent that additional capital is raised through the issuance of shares or other securities convertible into shares, our stockholders will be diluted. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

The employment agreements with our executive officers may require us to pay severance benefits to officers in connection with termination of employment or upon a change of control of us, which could harm our financial condition.

Sean A. McCarthy, D. Phil. our president and chief executive officer, is entitled to receive a lump sum payment equal to one year of his base salary as well as continued medical and dental coverage for a period of one year following his termination of employment due to good reason or without cause. In the event of a change in control and a termination of employment without cause or due to good reason Dr. McCarthy would similarly receive one year of his base salary as well as continued medical and dental coverage for a period of one year, as well as an additional lump sum payment equal to his target annual bonus for the calendar year in which his employment is terminated and full vesting of his outstanding option awards. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. Furthermore, the payment of these severance benefits could harm our financial condition. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although our common stock will be listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. Further, Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering and, to the extent Pfizer or BMS purchase shares in this offering, fewer shares may be actively traded in the public market because each of these stockholders will be restricted from selling the shares by restrictions under applicable securities laws and the lock-up agreements described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus, which would reduce the liquidity of the market for our common stock. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Because our management will have flexibility in allocating the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds to us from this offering to discover new product candidates, fund preclinical development and clinical trials of product candidates, continued Probody technology platform development, working capital and general corporate purposes, as well as potential acquisition or in-licensing and collaboration activities, and therefore, our management will have flexibility in allocating the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the allocation of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being allocated appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of August 31, 2015, after this offering, our executive officers and directors, together with holders of five percent or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately 65.4% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock; and assuming the net exercise of warrants into an aggregate of 65,884 shares of common stock immediately prior to this offering). Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing an aggregate of up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as other purchasers in this offering. Additionally, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. If Pfizer and BMS purchase all of the shares they have indicated interest in purchasing, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 66.3% of our outstanding voting stock upon the closing of this offering (based on the assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock will be approximately $89.8 million, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds from this offering of approximately $103.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our net proceeds from this offering by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions and estimated offering expenses. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds from this offering by approximately $14.9 million, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This offering is intended to provide funding through first-in-human studies of our two lead programs. In particular, we currently expect to use the net proceeds from this offering as follows:

•	approximately $25.0 million to $35.0 million for the development of CX-072, including our planned Phase 1 clinical trials and product candidate manufacturing;

•	approximately $15.0 million to $20.0 million for the development of our Probody therapeutic directed against CD-166, including our planned Phase 1 clinical trials and product candidate manufacturing; and

•	approximately $25.0 million to $35.0 million for research and development activities, including discovery of additional cancer immunotherapies and first-in-class therapeutics directed against difficult-to-drug targets and continued development of our Probody technology platform.

We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, which may include funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We believe the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through at least 2018, including through data read out of our planned Phase 1 clinical trials of CX-072 and our CD-166 Probody therapeutics. However, the amounts and timing of our actual expenditures depend on numerous factors, including the progress of our preclinical development efforts, the results of any clinical trials and other studies, our operating costs and expenditures and other factors described under “Risk Factors” included elsewhere in this prospectus. The costs and timing of developing our CX-072 and CD-166 product candidates are highly uncertain, are subject to substantial risks and may change. As such, we may alter the allocation of the use of the net proceeds of this offering as a result of contingencies such as the failure of one of these product candidates in clinical development, the identification of a more promising product candidate in our research efforts or unexpected operating costs and expenditures. For example, if CX-072 or our Probody therapeutics directed against CD-166 were to fail in preclinical or clinical testing, we would use the net proceeds that were allocated to the failed program(s) to advance one or more of our earlier stage programs through preclinical testing and clinical trials, in particular our T-cell recruiting bispecific antibodies program and/or our PD-1 program, or perform further research and development activities to identify and develop new therapeutics directed against difficult to drug targets. Further, if in the course of our research and development activities we identify a promising new product candidate, we may choose to reallocate a portion of the net proceeds initially allocated to research and development activities to the development of the new product candidate.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2015 on:

•	An actual basis;

•	A pro forma basis, giving effect to (i) the conversion of all of our outstanding shares of our preferred stock into an aggregate of 27,135,453 shares of our common stock immediately prior to the completion of this offering; (ii) the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock and the related reclassification of our preferred stock warrant liability to additional paid-in capital immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above; and (ii) the sale and issuance of 6,250,000 shares of our common stock by us in this offering, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$125,369	$125,369	$215,169

Long-term debt, current and non-current	$2,292	2,292	2,292
Convertible preferred stock warrant liability	503	—	—
Redeemable convertible preferred stock, $0.00001 par value—26,972,316 shares authorized; 26,890,671 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	155,647	—	—
Convertible preferred stock, $0.00001 par value—244,782 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	474	—	—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—36,192,199 shares authorized; 1,004,198 shares issued and outstanding, actual; 75,000,000 shares authorized, 28,205,535 shares issued and outstanding, pro forma; and 34,455,535 shares issued and outstanding, pro forma as adjusted	1	1	1
Preferred stock, $0.00001 par value—no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Stockholder notes receivable	(407)	(407)	(407)
Additional paid-in capital	—	156,624	246,424
Accumulated other comprehensive loss	(1)	(1)	(1)
Accumulated deficit	(92,614)	(92,614)	(92,614)

Total stockholders’ (deficit) equity	(93,021)	63,603	153,403

Total capitalization	$65,895	$65,895	$155,695

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents and total stockholders’ equity by approximately $5.8 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents and total stockholders’ equity by approximately $14.9 million, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•	661,891 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	2,756,119 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

•	2,603,022 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of June 30, 2015;

•	2,415,641 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	354,466 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2015, our historical net tangible book value (deficit) was approximately $(93.2) million, or $(92.82) per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities, less preferred stock, divided by the number of our outstanding shares of common stock.

As of June 30, 2015, our pro forma net tangible book value was approximately $63.4 million, or $2.25 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2015, assuming the conversion of all outstanding shares of our preferred stock into an aggregate 27,135,453 shares of our common stock, which will occur immediately prior to the completion of this offering, and the net exercise of all outstanding warrants to purchase shares of our preferred stock resulting in the issuance of an aggregate of 65,884 shares of common stock upon the closing of this offering.

After giving further effect to the sale of 6,250,000 shares of our common stock in this offering, at the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $153.4 million, or $4.45 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.20 per share to our existing stockholders and an immediate dilution of $11.55 per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$16.00
Historical net tangible book value per share as of June 30, 2015	$(92.82)
Pro forma increase in net tangible book value per share	95.07

Pro forma net tangible book value per share as of June 30, 2015	2.25
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	2.20

Pro forma net tangible book value, as adjusted to give effect to this offering		4.45

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$11.55

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.17 per share and the dilution per share to new investors in this offering by $0.83 per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.30 ($0.31) per share and decrease (increase) the dilution per share to new investors in this offering by $0.30 ($0.31) per share, assuming the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $4.73 per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $11.27 per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2015, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	28,205,535	81.9%	$156,121,000	61.0%	$5.54
Investors purchasing shares in this offering(1)	6,250,000	18.1	100,000,000	39.0	16.00

Total	34,455,535	100.0%	$256,121,000	100.0%

(1)	Certain of our existing stockholders, including a stockholder affiliated with one of our directors, have indicated an interest in purchasing an aggregate of up to approximately $5.0 million in shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such stockholders. If these existing stockholders are allocated and purchase all of the shares that they have indicated an interest in purchasing, our existing stockholders would hold 82.8% (80.6% if the underwriters exercise in full their option to purchase additional shares of common stock) of the total number of shares of our common stock outstanding after this offering and our new investors would hold 17.2% (19.4% if the underwriters exercise in full their option to purchase additional shares of common stock) of the total number of shares of our common stock outstanding after this offering. See the footnotes to the beneficial ownership table in “Principal Stockholders” for more details.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $5.8 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1,000,000 increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) the shares purchased by new investors and total shares purchased by all stockholders by 1,000,000, would increase (decrease) the percentage of shares purchased by new investors by 2.3% (2.4%), and would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $14.9 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 79.7% and our new investors would own 20.3% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock reflected in the discussion and tables above excludes the following:

•	661,891 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2010 Stock Incentive Plan (the “2010 Plan”);

•	2,756,119 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2011 Stock Incentive Plan, as amended (the “2011 Plan”);

•	2,603,022 shares of common stock reserved for issuance pursuant to future awards under the 2011 Plan as of June 30, 2015;

•	2,415,641 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	354,466 shares of common stock reserved for issuance pursuant to future awards under our 2015 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

To the extent that any outstanding options to purchase shares of our common stock or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following selected statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2014 and 2015, and the balance sheet data as of June 30, 2015, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue	$888	$5,077	$1,301	$3,785
Operating expenses:
Research and development	10,890	28,302	20,047	9,697
General and administrative	4,954	6,540	2,896	4,498

Total operating expenses	15,844	34,842	22,943	14,195

Loss from operations	(14,956)	(29,765)	(21,642)	(10,410)
Interest income	6	7	3	467
Interest expense	(254)	(487)	(261)	(638)
Other income (expense), net	71	(55)	(34)	(1,431)

Net loss before provision for income taxes	(15,133)	(30,300)	(21,934)	(12,012)
Provision for income taxes	10	10	—	5

Net loss and comprehensive loss	(15,143)	(30,310)	(21,934)	(12,017)
Accretion of redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(2,201)	(3,189)

Net loss attributable to common stockholders	$(18,894)	$(34,876)	$(24,135)	$(15,206)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(24.46)	$(35.25)	$(25.32)	$(15.22)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	772,320	989,453	953,029	998,793

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(1.85)		$(0.51)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		16,324,363		20,890,443

(1)	See Notes 3 and 19 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

Interest Expense

Interest expense increased $0.2 million during the year ended December 31, 2014 compared to the corresponding period in 2013. The increase was due to the drawdown of an additional $3.0 million from our debt facility in December 2013.

Other Income (Expense), Net

Other income (expense), net changed by ($0.1) million to an expense of $55,000 during the year ended December 31, 2014 compared to the corresponding period in 2013. The change was primarily due to the fair value remeasurement of the convertible preferred stock warrant liability.

Liquidity and Capital Expenditures

Sources of Liquidity

As of June 30, 2015, we had cash, cash equivalents and short-term investments of $125.4 million and an accumulated deficit of $92.6 million, compared to cash and cash equivalents of $64.4 million and an accumulated deficit of $78.1 million as of December 31, 2014. We have financed our operations primarily through sales of our convertible preferred securities and payments received under our collaboration agreements. In May and June 2015, respectively, an investor exercised its option to purchase 659,209 shares of Series C redeemable convertible preferred stock for net proceeds of $3.5 million and we issued 7,490,540 shares of Series D redeemable convertible preferred stock for net proceeds of $69.7 million.

Plan of Operation and Future Funding Requirements

We use our cash primarily to fund operating expenses, primarily research and development expenditures. We plan to increase our research and development expenses for the foreseeable future as we continue the preclinical and move into clinical development of our product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our current product candidates or any future product candidates. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $92.6 million through June 30, 2015. We expect to incur substantial additional losses in the future as we expand our research and development activities. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through at least 2018, during which we expect to generate data from first-in-human clinical trials for our two lead product candidates. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect.

The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

Cash Flows from Financing Activities

During the six months ended June 30, 2015, cash provided by financing activities was $73.9 million consisting primarily of $74.7 million in net proceeds from the issuance of preferred stock, partially offset by repayments on our borrowings of $0.7 million.

During the six months ended June 30, 2014, cash provided by financing activities was $9.7 million consisting of $10.3 million in net proceeds from the issuance of preferred stock, partially offset by repayments on our borrowings of $0.6 million.

In 2014, cash provided by financing activities was $25.6 million primarily consisting of net proceeds of $26.8 million from the issuance of preferred stock, offset by $1.3 million in payments on our borrowings.

In 2013, cash provided by financing activities was $2.7 million consisting of proceeds of $3.4 million from the issuance of long-term debt and proceeds of $0.1 million from the exercise of stock options, offset by $0.7 million in payments on our borrowings.

Indebtedness

In May 2012, we entered into a Master Loan and Security Agreement (the “Debt Facility”) with ATEL Ventures, Inc. We repaid and terminated the Debt Facility in September 2015.

In connection with the execution and the amendment of the Debt Facility, we issued warrants to the lender to purchase an aggregate of 81,620 shares of our Series B-1 redeemable convertible preferred stock. The warrants expire at the earlier of (i) the tenth anniversary of issuance, (ii) the closing of certain change of control events, or (iii) upon the closing of an initial public offering. The warrants are exercisable in cash at an exercise price of $3.084396 per share or through a cashless exercise provision.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014 (in thousands):

	Payments Due by Period(3)
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Debt principal and interest	$1,662	$1,742	$15	$—	$3,419
Royalty obligations(1)	125	300	—	—	425
Operating leases(2)	941	1,790	970	—	3,701

Total contractual obligations	$2,728	$3,832	$985	$—	$7,545

(1)	We have royalty obligations under the terms of certain exclusive licensed patent rights. See Note 9 of our financial statements included elsewhere in this prospectus.
(2)	We lease our facility under a long-term operating lease, which expires in 2019.
(3)	This table does not include any milestone payments or royalty payments to third parties as the amounts, timing and likelihood of such payments are not known.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In determining a fair value for our common stock, we used the following methods:

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•	Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred stock and common stock are inferred by analyzing these options.

Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	our stage of development;

•	the status of research and development efforts;

•	the status of our strategic and collaboration transactions;

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	our operating results and financial condition, including our levels of available capital resources;

•	equity market conditions affecting comparable public companies;

•	general U.S. market conditions; and

•	the lack of marketability of our common stock.

For valuations after the completion of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant.

The intrinsic value of all outstanding options as of June 30, 2015 was $48.7 million based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Convertible Preferred Stock Warrant Liability

Freestanding warrants for shares that are either puttable or redeemable are classified as liabilities on the balance sheet at their estimated fair value. At the end of each reporting period, changes in estimated fair value

Our Pipeline

The following chart provides an overview of the status of each of our programs:

In addition to the INDs we anticipate filing for CX-072 and CD-166 PDC, we believe that the programs in our pipeline have the potential to generate product candidates that could enable us to file INDs on such products in 2017 or 2018.

Our Company Origins, Team and Investors

Our Probody platform technology has its origins in work performed at the University of California, Santa Barbara (“UCSB”), by our scientific founder Professor Patrick Daugherty. Since our inception, we have continued developing and adding to this technology and aspire to design a pipeline of Probody therapeutics that will better the lives of cancer patients. We have assembled an experienced and talented group of individuals dedicated to the advancement of cancer care. Our chief executive officer, Dr. Sean McCarthy, leads a team that draws on robust experience in all phases of product discovery, clinical development and commercialization, including Dr. Rachel Humphrey, chief medical officer. Our research and development team is led by Dr. Michael Kavanaugh, chief scientific officer, and includes renowned and established researchers. Our management team members have proven track records in oncology with previous experience at Amgen, Chiron, Five Prime, Genentech, Maxygen, Medarex, Millennium, Novartis, Onyx, SGX and others.

We are well capitalized by a strong core of investors including Third Rock Ventures, Canaan Partners, Roche Venture Fund, Casdin Capital, Cormorant Asset Management, Deerfield Management, Fidelity Management & Research Company, Perceptive Advisors, Pfizer Venture Investments, Redmile Group, Tekla Healthcare Investors, Tekla Life Sciences Investors, Venrock Healthcare Capital Partners and Wellington Management Company.

Combination therapy is the next frontier in immuno-oncology. While single-agent therapy has proven to be effective in certain patients (inducing effective, durable remissions), the oncology community is currently exploring new, more potent combinations to create longer-term and more durable responses in a larger percentage of patients. This new potency addresses the lack of response seen in the majority of patients, but it brings with it additional toxicity. Data emerging from clinical studies has suggested that some combinations may provide promising enhanced anti-tumor efficacy, but at the expense of greater toxicities that may limit their clinical utility. In a recent clinical trial, 58% of patients treated with the combination of nivolumab and ipilimumab had an objective response, but 36% had adverse events severe enough that they had to withdraw from the trial and discontinue combination therapy. That withdrawal rate compared to 8% of patients receiving nivolumab alone and 15% of patients receiving ipilimumab alone. In another recent study, serious toxicities persisted even when the doses of the drugs were reduced and they were given less often, as shown below:

Our Probody therapeutic solution for immuno-oncology. Recent research results have suggested that immunotherapy that is specifically directed to the tumor microenvironment while sparing the rest of the body may allow efficacy without the toxicities seen with systemic delivery of these drugs. In a mouse model investigators have shown efficacy of antibodies targeting CTLA-4 at much lower doses when the antibody was injected directly into a tumor rather than infused into the blood stream and delivered systemically. This result suggests that there are sufficient tumor-reactive immune cells, called T-cells, activated by the antibodies targeting CTLA-4 within the tumor to elicit an anti-tumor response, and that activation of T-cells outside of the tumor is not required to get the desired therapeutic effect. Therefore, local activation of immuno-oncology agents, such as checkpoint inhibitors, in the tumor microenvironment may yield efficacy while minimizing systemic exposure that may lead to toxicity.

Based on these results and our own research, we believe that inhibiting the checkpoints on T-cells locally, rather than systemically, using the Probody technology will significantly reduce toxicities and increase the tolerability of these types of cancer immunotherapies, especially in combination with other therapies. We believe that the challenges faced by combinations, including combinations with PD-L1 checkpoint inhibitors, will be observed across many classes of immuno-oncology therapeutics and other cancer therapeutics. We believe that Probody therapeutics represent an attractive way to limit or avoid the toxicities that are observed in these approaches, leading to better efficacy and safety. We believe that CX-072, our PD-L1 Probody therapeutic and follow-on product candidates against other immuno-oncology targets, for example, PD-1, have the potential to become a new backbone of the combination therapy in immuno-oncology.

tissue but not significantly bind normal tissues, thereby creating products with viable therapeutic windows in patients. We have identified and are pursuing a number of such targets, such as CD-166. CD-166 is expressed at high levels in tumor cells, which may allow delivery of high levels of cytotoxin and therefore enable efficient tumor killing. Further, unlike conventional ADC targets, which are found in only a small number of tumor types because of their requirements for low normal tissue expression, PDC targets can be found in many different tumor types, suggesting that these product candidates could address very large markets.

PDC targets are expressed in many more cancers than validated ADC targets. Shown below is the prevalence of high level expression of certain clinically-validated targets:

		Breast	Prostate	Pancreas	Ovarian	NHL	Lung	Bladder
	CD-166	70%	80%	20%	50%	—	70%	15%
PDC Targets	CD-71	50%	30%	50%	60%	>90%	70%	50%
	ITGA3	15%	10%	>90%	75%	—	15%	>95%

Typical ADC Targets	HER2	25%	<5%	<5%	<5%	—	<5%	<5%
	CD-30	—	—	—	—	~50%	—	—

Our Third Pipeline Strategy

Collaborations with leading biopharmaceutical companies to advance Probody product candidates. We believe that the Probody platform has broad applicability across a number of targets and antibody formats. We have leveraged strategic partnering to extend the reach of our therapeutic opportunity. Since the beginning of 2013, we have entered into product-focused collaborations with Pfizer, ImmunoGen, and BMS to enable development of certain Probody therapeutics. In constructing each of these collaborations, our primary objectives were to collaborate with leading biopharmaceutical players to validate the potential of Probody therapeutics, to gain meaningful near-term funding and/or technology access to enable advancement of CytomX’s wholly owned Probody therapeutics pipeline, and to retain significant milestones and royalties for long term upside. The details of our three existing collaborations are as follows:

•	BMS Probody therapeutic collaboration. In May 2014, we entered into a collaboration with BMS for up to four targets. The initial focus of this collaboration is to develop Probody therapeutics against certain immunotherapy targets. We chose to form a collaboration with BMS because we believe that they have industry leading capabilities in immunotherapy, including approved products such as Yervoy, targeting CTLA-4, and Opdivo, targeting PD-1. The BMS collaboration provides us with a $50 million upfront payment, up to $25 million in additional target nomination fees, research funding, up to $1,192 million in development, regulatory, and commercial milestones and mid-single digit to low-teen royalties on net sales of products arising from this collaboration. Our collaboration is structured such that we are responsible for generating Probody therapeutics against selected BMS targets. BMS is responsible for development and commercialization for each of the four product candidates and bears all such costs in the collaboration. BMS has selected two of the targets in this collaboration and has an option to nominate two additional targets. The most advanced product candidate in this collaboration is our CTLA-4 Probody product candidate, which is currently in lead optimization stage. In preclinical models, our CTLA-4 Probody candidate has demonstrated in vivo efficacy with reduced systemic T-cell activation as compared to the underlying CTLA-4 antibody. Given their success with Yervoy, an antibody that targets CTLA-4, we believe that BMS is the optimal partner to advance a Probody therapeutic against this clinically-validated target. The second target that BMS has selected is also a cancer immunotherapy target. In preclinical models, Probody candidates against this target have demonstrated in vivo efficacy with reduced toxicity as compared to the underlying antibody.

The following table shows data generated by us that demonstrates that treatment of non-human primates with cetuximab induces skin rash while an EGFR-directed Probody therapeutic does not.

	Animal	Result

	Subject 1	Rash
Cetuximab	Subject 2	Redness
	Subject 3	Rash

	Subject 4	No Rash
Probody Therapeutic	Subject 5	No Rash
	Subject 6	No Rash

We have out-licensed rights to the EGFR Probody drug conjugate modality to Pfizer, but have retained rights to all other modalities of the EGFR Probody platform, including bispecific Probody therapeutics.

Preclinical Probody Platform Proof of Concept for a Difficult-to-Drug Target: Jagged

As a preclinical proof of concept for our approach to difficult-to-drug targets, we made a PDC against Jagged, a protein in the Notch signaling pathway. The Notch pathway has been extensively studied as a potential intervention point for oncology therapies because of its role in the development and growth of tumors, and Jagged is expressed more highly in tumors that in normal tissues, which might make it an attractive drug target. However, Jagged is expressed in normal tissues and has an important role in normal physiology. Accordingly, mice treated with an antibody directed against Jagged suffer severe side effects, including the loss of body weight, loss of hair, and release of proteins called cytokines that induce inflammation in the animal.

We made a PDC against Jagged and compared its effects in tumor-bearing mice to those of an anti-Jagged ADC. As shown below, the PDC administered by us achieved similar anti-tumor efficacy as the ADC administered by us, and there were significantly fewer side effects as measured by body weight, which we believe was a result of limited interaction with Jagged in healthy tissues:

These results demonstrate that a Probody therapeutic can be efficacious and safe when directed to a target that is difficult to approach with antibodies because of toxicity concerns. We are continuing research on anti-Jagged Probody therapeutics with our academic collaborators.

The following graph demonstrates the comparable efficacy of our bispecific Probody therapeutic and a the bispecific antibody from which it was derived, in a mouse model of colorectal cancer:

In addition, our preclinical studies support that the bispecific Probody therapeutic was more than tenfold safer than the bispecific antibody in non-human primates as measured by blood tests of vital organ function and for release into the bloodstream of toxic molecules called cytokines:

Based on this proof of concept data, we intend to generate and optimize T-cell-recruiting bispecific Probody therapeutic candidates against a variety of targets.

CTLA-4 Probody Product Candidate in Collaboration with BMS

We are developing a CTLA-4 Probody therapeutic with BMS. Published data in mouse models have demonstrated the potential value of localized intratumoral delivery of CTLA-4 antibodies to maintain efficacy while limiting toxicity. We believe that our CTLA-4 Probody therapeutic can effectively localize CTLA-4 antibody activity to the tumor while allowing systemic dosing, thereby limiting systemic toxicities normally seen with Yervoy. We believe that BMS is the optimal strategic partner for our CTLA-4 Probody therapeutic given their expertise in cancer immunotherapy and their success with Yervoy.

CTLA-4 Overview. Cytotoxic T-lymphocyte-associated antigen 4 (“CTLA-4”) is an immune checkpoint involved in regulating T-cell activation. BMS is currently marketing a CTLA-4 monoclonal antibody, Yervoy, that has been approved for unresectable or metastatic melanoma. CTLA-4 antibodies lead to T-cell activation for a wide range of antigens, including tumor antigens, which is the basis for its anti-tumor effect, and self-antigens, which may be the basis for the autoimmune toxicities associated with CTLA-4 antibodies therapies. In partnership with BMS, we are developing a CTLA-4 Probody therapeutic. The FDA approval for ipilimumab comes with a black box warning about potential severe and fatal immune-related adverse events. While the toxicities associated with ipilimumab can be successfully managed in many patients, up to 27% of patients in a phase 2 trial discontinued treatment due to adverse events. The use of ipilimumab in combination therapy with nivolumab, a PD-1 checkpoint inhibitor, led to increased rates of serious adverse events with 55% of patients with a severity of grade 3 or 4 events in patients treated with both drugs compared to 27% in the ipilimumab-treated patients and 16% in the nivolumab treated-patients.

We believe the systemic toxicity associated with CTLA-4 directed therapy might be reduced by local delivery of CTLA-4 antibodies to the tumor. In previous experiments with a MC-38 xenograft mouse model, investigators have shown local infusion of small doses of the antibody directly into the tumor resulted in an anti-tumor response and increased survival while lowering the systemic levels of the CTLA-4 antibody by approximately 1,000 fold. In MC-38 xenograft preclinical models, our CTLA-4 Probody candidate has demonstrated in vivo efficacy with reduced activity on peripheral T-cells as compared to CTLA-4 antibody. We believe that our CTLA-4 Probody therapeutic can be dosed systemically, achieve localized tumor-specific activation, and thus achieve a clinically important improvement in safety.

PD-1 Probody Therapeutic

PD-1 is the receptor for the PD-L1 ligand responsible for inhibiting T-cell activation. It is the target for various immuno-oncology products including nivolumab and pembrolizumab, which have been approved for melanoma. Because, like PD-L1, inhibiting PD-1 is associated with immune attack on normal cells, PD-1 therapy has been associated with significant toxicities, especially when used in combination with ipilimumab, another immunotherapy. We are developing a PD-1 Probody therapeutic as an additional approach to block the PD-L1/PD-1 pathway.

CD-71 PDC Program

Transferrin receptor 1, also known as CD-71, is a protein that is essential for iron uptake in dividing cells, is expressed at low levels in most normal tissues and is overexpressed in tumor cells. The combination of high expression in tumors and ubiquitous expression in normal tissue makes CD-71 a difficult target for conventional ADCs and an ideal candidate for development of a PDC. Our CD-71 PDC has demonstrated efficacy in lung and breast xenograft models and is well-tolerated preclinically.

Integrin alpha-3 PDC Program

Integrins are cell surface proteins that are responsible for cell-cell and cell-extracellular matrix interactions. Integrin alpha-3 or ITGA3 is highly expressed and highly prevalent in cancers such as pancreatic, ovarian, and breast and it has been associated with tumorigenesis and metastasis. Our ITGA3 PDC has demonstrated efficacy in multiple xenograft models and is well-tolerated preclinically.

Manufacturing

Our Probody candidates are designed to be fully recombinant antibody prodrugs and to be produced as a single molecule. Our Probody candidates are also designed to maintain the manufacturability benefits of

HIPAA, also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, among other things, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act (“HITECH”) and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Environment

Our third-party manufacturers are subject to inspections by the FDA for compliance with cGMP and other U.S. regulatory requirements, including U.S. federal, state and local regulations regarding environmental protection and hazardous and controlled substance controls, among others. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We have incurred, and may continue to incur, significant expenditures to ensure we are in compliance with these laws and regulations. We would be subject to significant penalties for failure to comply with these laws and regulations.

Collaborations

Pfizer

In May 2013, we entered into a research collaboration, option and license agreement with Pfizer pursuant to which we granted Pfizer an option to select four targets on which to collaborate with us on the preclinical research of PDCs using our Probody technology and Pfizer’s ADC technology. Pfizer will provide a specified amount of research funding to us to perform the research by funding certain full-time employee expenses. Pfizer has selected its first three targets, the first of which is EGFR. The selection of the third target

MANAGEMENT

Executive Officers and Directors

The following sets forth information about our executive officers and directors as of September 21, 2015.

NAME	POSITION	AGE
Sean A. McCarthy, D. Phil.	President and Chief Executive Officer, Director	48
Neil Exter(1)(2)	Director	57
Frederick W. Gluck(1)(2)	Director	80
Hoyoung Huh, M.D., Ph.D.(3)	Chairman of the Board	46
Elaine V. Jones, Ph.D.	Director	60
Timothy M. Shannon, M.D.(2)	Director	56
Matthew P. Young(1)	Director	46
Robert C. Goeltz II	Chief Financial Officer	42
W. Michael Kavanaugh, M.D.	Chief Scientific Officer and Head of Research and Non-Clinical Development	59
Rachel W. Humphrey, M.D.	Chief Medical Officer	54
Cynthia J. Ladd	Senior Vice President and General Counsel	60

(1)	Member of the audit committee, upon completion of this offering.
(2)	Member of the compensation committee, upon completion of this offering.
(3)	Member of the nominating governance committee, upon completion of this offering.

The following is information about the experience and attributes of the members of our board of directors and executive officers as of the date of this prospectus.

Sean A. McCarthy, D. Phil., President and Chief Executive Officer, Director

Dr. McCarthy has served as a member of our board of directors and our president and chief executive officer since August 2011. Previously, Dr. McCarthy served as our chief business officer from December 2010 to August 2011. From April 2006 to December 2010, he was a transactional partner at Pappas Ventures, a venture capital firm, where he helped drive investments in therapeutic, medical device and molecular diagnostic companies. Prior to Pappas Ventures, Dr. McCarthy was the vice president of business development at SGX Pharmaceuticals, Inc., where he spearheaded a wide range of strategic collaborations with major pharmaceutical companies, and served on the management team that led to the initial public offering of the company in 2006, before the Company’s ultimate acquisition by Eli Lilly and Company. Prior to SGX Pharmaceuticals, Inc., Dr. McCarthy was associate director of program management at Millennium Pharmaceuticals, Inc., where he managed therapeutic protein programs and a research team that invented novel genomic techniques for the identification of therapeutic proteins. Dr. McCarthy is an author on multiple peer reviewed scientific publications and patent applications. Dr. McCarthy received his B.Sc. in biochemistry and pharmacology at King’s College, University of London, his D. Phil. in cancer biology from St. John’s College, University of Oxford and his M.B.A. from the Rady School at the University of California, San Diego. Dr. McCarthy currently serves on the board of directors of the California Life Sciences Association. We believe Dr. McCarthy’s experience serving as our chief executive officer, combined with his experience in the biopharmaceutical and the venture capital industries, provide him with the qualifications and skills to serve as a member of our board of directors.

Neil Exter, Director

Mr. Exter has served as a member of our board of directors since September 2010. Mr. Exter has been a partner at Third Rock Ventures, a venture capital firm, since November 2007. Prior to joining Third Rock Ventures, Mr. Exter was the chief business officer of Alantos Pharmaceuticals Holding, Inc., leading the sale of the company to Amgen, Inc., and vice president of Millennium Pharmaceuticals, Inc., directing in-licensing and M&A. Earlier in his career, he held various executive management roles within the high technology industry. Mr. Exter currently

Elaine V. Jones, Ph.D., Director

Dr. Jones has served as a member of our board of directors since December 2014. Since December 2008, Dr. Jones has served as Executive Director, Venture Capital of Pfizer Venture Investments, the venture capital arm of Pfizer Inc., a global pharmaceutical company. From 2003 to November 2008, Dr. Jones served as a general partner of Euclid SR Partners, a venture capital firm. From 1999 to 2003, Dr. Jones held various positions at S.R. One, the venture fund of GlaxoSmithKline plc, a global pharmaceuticals company. Dr. Jones holds a B.S. in Biology from Juniata College and a Ph.D. in Microbiology from the University of Pittsburgh. We believe that Dr. Jones’s experience as an officer of other biopharmaceutical companies provides her with the qualifications and skills to serve as a member of our board of directors.

Timothy M. Shannon, M.D., Director

Dr. Shannon has served as a member of our board of directors since July 2012. Dr. Shannon has been a Venture Partner at Canaan Partners, a venture capital firm, since November 2009 and a General Partner since January 2015. Dr. Shannon currently serves as a member of the boards of Arvinas, Inc. (“Arvinas”), Novira Therapeutics, Inc., Spyryx Biosciences, Inc. (“Spyryx”), VaxInnate Corporation, and Vivace Therapeutics, Inc. From July 2013 to December 2014, Dr. Shannon served as the chief executive officer of Arvinas. From November 2010 to September 2013, he was the chief executive officer of Aldea Pharmaceuticals, Inc. From August 2007 to September 2009, Dr. Shannon was President and Chief Executive Officer of CuraGen Corporation (“CuraGen”), a biopharmaceutical company focused on oncology, after serving as Executive Vice President of research and development and Chief Medical Officer. Prior to CuraGen, he held positions of increasing responsibility for Bayer AG’s Pharmaceutical Business Group, including Senior Vice President of Global Medical Development. He currently serves as Chairman of the board of directors of each of Arvinas and Spyryx. He previously served as a member of the board of directors of Civitas Therapeutics, Inc., which was acquired in October 2014 by Acorda Therapeutics, Inc. Until December 2014, he also served as a Director at Celldex Therapeutics, Inc., which acquired CuraGen Corporation in October 2009. Dr. Shannon served as assistant professor of the pulmonary and critical care division at Yale University School of Medicine and as an attending physician in pulmonary and critical care medicine at the West Haven V.A. Medical Center. Dr. Shannon received his post graduate medical training at the Beth Israel Hospital of Harvard Medical School and at Boston University. He earned his M.D. from the University of Connecticut and has a B.A. in chemistry from Amherst College. We believe that Dr. Shannon’s experience in the venture capital industry and as an officer of other biopharmaceutical companies provides him with the qualifications and skills to serve as a member of our board of directors.

Matthew P. Young, Director

Mr. Young has served as a member of our board of directors since September 2015. Mr. Young has been Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc since February 2015 and previously served as its Senior Vice President and Chief Financial Officer since March 2014 and as its Senior Vice President, Corporate Development since April 2013. Prior to joining Jazz Pharmaceuticals, Mr. Young worked in investment banking for approximately 20 years. From February 2009 to April 2013, Mr. Young served as a managing director in global healthcare of Barclays Capital Inc., an investment banking firm, where his role included acting as the co-head of life sciences at Barclays Capital. From 2007 to 2008, Mr. Young served as a managing director of Citigroup Global Markets Inc., an investment banking firm, and from 2003 to 2007, as a managing director of Lehman Brothers Inc., an investment banking firm. From 1992 to 2003, Mr. Young served in various capacities at other investment banking firms. In 2015, he joined the board of directors of PRA Health Sciences, Inc., a contract research company. Mr. Young received a B.S. in Economics and a M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Young’s investment banking and management experience in the biopharmaceutical industry provide him with the qualifications and skills to serve as a member of our board of directors.

Board Composition

Upon completion of this offering, our board of directors will consist of seven members. Our amended and restated certificate of incorporation that will become effective upon completion of this offering will provide that the number of directors may be changed only by resolution of the board of directors. Our board of directors has determined that all of the members of our board of directors, except Sean A. McCarthy, D. Phil., are “independent directors” as defined in applicable rules of the SEC and The NASDAQ Global Market. Dr. McCarthy is not an “independent director” under applicable rules as a result of his employment with the company. All directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation or removal. Executive officers are appointed and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Staggered Board

In accordance with our amended and restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2016 for Class I directors, 2017 for Class II directors and 2018 for Class III directors.

Our amended and restated certificate of incorporation provides that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Voting Arrangements

Pursuant to our amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock:

•	the holders of the shares of our Series C preferred stock are entitled to elect one member of our board of directors;

•	the holders of the shares of our Series B-1 and Series B-2 preferred stock, voting together, are entitled to elect three members of our board of directors;

•	the holders of the shares of our common stock are entitled to elect two members of our board of directors, one of whom shall be our then-serving chief executive officer; and

•	the holders of the shares of our common stock and our convertible preferred stock, voting together, are entitled to elect two members of our board of directors.

The holders of our common stock and preferred stock that are parties to the amended and restated voting agreement are obligated to vote for such designees. The rights of these holders of our preferred stock will terminate upon the consummation of this offering and there will be no voting rights with respect to the election of our directors.

Director Independence

Upon the consummation of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Global Market (the “NASDAQ rules”), independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent within twelve months of the date of listing. Audit committee members must also satisfy additional independence criteria set forth in Rule 10A-3 under the Exchange Act, and in NASDAQ rule 5605. Under the NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors determined that none of our directors, other than Dr. McCarthy, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NASDAQ rules. Our board of directors determined that Neil Exter and Frederick W. Gluck, who will be members of our audit committee and compensation committee effective upon completion of this offering, Matthew P. Young, who will be a member of our audit committee effective upon the completion of this offering, Timothy M. Shannon, M.D., who will be a member of our compensation committee effective upon the completion of this offering, and Hoyoung Huh, M.D., Ph.D., who will be a member of our nominating governance committee effective upon the completion of this offering, satisfy the independence standards for those committees established by applicable SEC and the NASDAQ rules. Mr. Exter, who will serve as a member of our audit committee upon completion of this offering, may not qualify as independent under the audit committee independence standards established by the SEC rules if Third Rock Ventures, L.P., continues to own more than ten percent of our capital stock after this offering. In such event, under applicable exemptions under the NASDAQ rules, Mr. Exter would be permitted to continue to serve on the audit committee following the consummation of this offering. (For more information, see the section titled “Principal Stockholders” elsewhere in this prospectus.) In making these determinations, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Diversity

Upon completion of our initial public offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	diversity of personal and professional background, perspective and experience;

•	personal and professional integrity, ethics and values;

•	experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience relevant to our industry and with relevant social policy concerns;

•	experience as a board member or executive officer of another publicly held company;

•	relevant academic expertise or other proficiency in an area of our operations;

•	practical and mature business judgment, including ability to make independent analytical inquiries;

•	promotion of a diversity of business or career experience relevant to our success; and

•	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates, and following the completion of our initial public offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Board Committees

Our board of directors has established the committees described below and may establish others from time to time. The charters for each of our committees will be available on our website upon effectiveness of the registration statement to which this prospectus relates.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Matthew P. Young, Neil Exter and Frederick W. Gluck. Matthew P. Young will serve as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the applicable rules of the SEC and The NASDAQ Global Market. Our board of directors has designated Matthew P. Young as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•	periodically reviewing legal compliance matters, including any securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company and any related party (as described in Item 404 of Regulation S-K promulgated under the Exchange Act);

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of Timothy M. Shannon, M.D., Neil Exter and Frederick W. Gluck. Dr. Shannon will serve as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable NASDAQ rules, is a “non-employee director” within the meaning of Rule 16b-3(d)(3) promulgated under the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee’s responsibilities include, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing our compensation, welfare, benefit and pension plans and similar plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing for inclusion in our proxy statement the report, if any, of the compensation committee required by the SEC.

The compensation committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Nominating Governance Committee

Upon completion of this offering, we will have a nominating governance committee comprised of Hoyoung Huh, M.D., Ph.D., who will serve as the chairperson of the committee. Our board of directors has determined that Dr. Huh is an independent director for nominating and corporate governance committee purposes as that term is defined in the applicable rules of The NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include, among other things:

•	developing and recommending to the board of directors criteria for membership on the board of directors and committees;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each committee of the board of directors;

•	annually reviewing our corporate governance guidelines; and

•	monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

The nominating and corporate governance committee has the power to investigate any matter brought to its attention within the scope of its duties and will have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2014, Timothy M. Shannon, M.D. served as the member of the compensation committee of our board of directors. No such person is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed three fiscal years, as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Before the completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, as amended, our amended and restated certificate of incorporation and amended and restated bylaws, in each case, that will become effective upon the completion of this offering, limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

EXECUTIVE AND DIRECTOR COMPENSATION

2014 Director Compensation Table

The following table presents information regarding the compensation of our non-employee directors for the year ended December 31, 2014. The compensation paid to Sean A. McCarthy, D. Phil., our chief executive officer, is presented below under “Executive Compensation” and the related explanatory tables.

NAME	FEES EARNED OR PAID IN CASH(1) ($)	OPTION AWARDS(2) ($)	TOTAL ($)
Neil Exter	—	—	—
Frederick W. Gluck	45,000	—	45,000
Hoyoung Huh, M.D., Ph.D.	160,000	126,921	286,921
Timothy M. Shannon, M.D.	—	—	—

(1)	For his service on our board during the first quarter of 2014, Mr. Gluck received a cash payment of $5,000. In addition, during 2014, our board of directors granted each of Dr. Huh and Mr. Gluck the right to convert their respective 2014 and 2015 cash retainer fees in the aggregate amounts of $160,000 and $40,000, respectively into options to purchase shares of our common stock, which vest in 24 equal monthly installments from the date of grant.
(2)	Pursuant to applicable SEC executive compensation disclosure rules, the amount reported in this column reflects the fair value of the annual option award granted to our chairman, Dr. Huh, during 2014. This value has been determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). For a discussion of the assumptions and methodologies used to calculate this amount, please see the discussion of option awards contained in Note 15, Stock Based Compensation, to our financial statements for the year ended December 31, 2014 and for the six months ended June 30, 2015 included elsewhere in this prospectus. As of December 31, 2014, Dr. Huh and Mr. Gluck held outstanding options to purchase 359,993 and 75,985 shares of our common stock, respectively. Other than these options, none of our non-employee directors held any outstanding options or other equity awards on that date.

Director Compensation

For his service on our board during the first quarter of 2014, Mr. Gluck received a cash payment of $5,000. In addition, during 2014, our board of directors granted each of Dr. Huh and Mr. Gluck the right to convert their respective 2014 and 2015 cash retainer fees in the aggregate amounts of $160,000 and $40,000, respectively into options to purchase shares of our common stock, which were granted in 2014, with such options having an aggregate grant date fair value equal to the converted cash retainer fees. In accordance with applicable SEC disclosure rules, the value of the 2014 and 2015 cash retainers as well as the first quarter fees received by Mr. Gluck are reported in the “Fees Earned or Paid in Cash” column of the 2014 Director Compensation Table. In addition, on January 1, 2014, Dr. Huh was granted an option to purchase 146,325 shares of our common stock. As affiliated members of our board of directors, Mr. Exter and Dr. Shannon did not receive any director compensation during 2014.

We expect to adopt a new compensation program for our non-employee directors following the consummation of this offering. We are still considering the design of this program and expect to retain an independent compensation consultant to help us determine its terms.

Executive Compensation

Overview

Our executive compensation programs are designed to create a “pay for performance” culture by aligning the actions of our executive officers with our business objectives and the long-term interests of our stockholders. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business and individual performance objectives established for the fiscal year as well as our historical compensation practices. In addition, we seek to pay compensation at a level that is competitive with companies within the life sciences industry as well as the general labor market. To that end, during 2014, we retained the services of The HawthorneGroup as our company’s compensation consultant to provide a perspective on the competitive labor market.

This section provides a discussion of the 2014 compensation paid or awarded to our president and chief executive officer and one former executive officer. We refer to these individuals as our “named executive officers.” For 2014, our named executive officers were:

•	Sean A. McCarthy, D. Phil., president and chief executive officer; and

•	Henry B. Lowman, Ph.D., former chief scientific officer.

Dr. Lowman served as our chief scientific officer through September 30, 2014 and was engaged by us as consultant chief scientific officer from October 2014 through December 2014. Effective January 5, 2015, Dr. Lowman commenced service as a member of our scientific advisory board. During 2014, no other individuals served as executive officers of our company. During 2015, Robert C. Goeltz II joined the company as chief financial officer, W. Michael Kavanaugh, M.D. joined the company as chief scientific officer and head of research and non-clinical development, Cynthia J. Ladd joined the company as senior vice president and general counsel and Rachel W. Humphrey joined the company as chief medical officer.

The material elements of our compensation program for our named executive officers are base salary, annual cash bonuses and equity-based compensation in the form of option awards. Our named executive officers are also eligible to participate in our 401(k) plan, health and welfare benefit plans and fringe benefit programs generally available to our other employees.

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2014 Summary Compensation Table for the base salary amounts received by each named executive officer in 2014.

Annual Cash Bonuses

Historically, we have provided our executives with short-term incentive compensation through our annual bonus program. We believe that annual bonuses hold executives accountable, reward executives based on actual business results and help create a “pay for performance” culture. Our 2014 annual cash bonus program provided cash incentive awards for the achievement of research and development and financing goals (weighted 80% and 20%, respectively) established at the beginning of the year by our board of directors. The research and development portion of the 2014 annual cash bonus program included specific strategic goals relating to the advancement of our program pipeline, such as advancing programs toward IND filings and generating leads for new targets, as well as optimizing the platform by using it for new modalities and accessing linker and toxin technology, while the financing portion of the 2014 program included a target goal of obtaining $30 million in financing and forming a new partnership with a pharmaceutical company.

Each executive’s target bonus is expressed as a percentage of the executive’s base salary and is intended to be commensurate with the executive’s position and responsibilities. The 2014 target bonus for Dr. McCarthy was 30% of his base salary, with our board of directors certifying a bonus attainment level of 80% of the underlying research and development and financing performance goals. Pursuant to his Separation Agreement (as described below), Dr. Lowman received a bonus of $10,000, based on an assessment of our performance against the performance goals as well as his prorated service during the year. Please see the “Non-Equity Incentive Compensation” column in the 2014 Summary Compensation Table for the amount of annual bonuses paid to each named executive officer in 2014.

Equity Awards

We have historically used equity awards in the form of stock options to provide an incentive for our executives to focus on achieving specific performance goals and driving growth in our stock price and long-term value creation and to help us to attract and retain key talent. In 2014, none of our named executive officers received additional equity awards with respect to our company. As discussed further below, in connection with Dr. Lowman’s separation, we entered into a separation agreement with Dr. Lowman, which allowed for the continued vesting of his outstanding option awards in connection with his agreement to serve as a consultant. Please see the “Option Awards” columns in the 2014 Summary Compensation Table for the modification charge associated with the continued vesting of Dr. Lowman’s outstanding option awards.

2015 Compensation Decisions

Early in 2015, Dr. McCarthy received a 3.5% merit increase in base salary, a target bonus opportunity equal to 40% of base salary and option grants with an aggregate grant date fair value equal to approximately $300,000. In addition, in 2015, our board of directors and compensation committee approved a discretionary bonus of $308,943, with such value relating to a promissory note from Dr. McCarthy to the Company. Dr. McCarthy issued the promissory note to the Company as consideration for the exercise of previously granted options to purchase company shares. He has paid all amounts owed under the note, and the note has been cancelled.

In August 2015, after considering the advice of the compensation committee’s independent consultant, the compensation committee increased Dr. McCarthy’s base salary to $400,000, with a further increase to $425,000 effective upon consummation of this offering. In addition, on August 26, 2015, the Board approved an equity grant to Dr. McCarthy in the form of stock options for the purchase of up to 438,302 shares of the Company’s common stock.

2014 Summary Compensation Table

The following table provides a summary of compensation paid to our principal executive officer and our former chief scientific officer who separated from the company in September 2014, and who would have been our most other highly compensated executive officer if he had remained an employee at the end of 2014. During 2014, no other individuals served as executive officers of our company.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Sean A. McCarthy, D. Phil.	2014	357,075	—	—	—		85,698	953		443,726
President and Chief Executive Officer

Henry B. Lowman, Ph.D.	2014	227,325	—	—	41,654	(3)	10,000	83,886	(4)	362,865
Former Chief Scientific Officer(2)

(1)	These amounts include payments under our annual incentive bonus plan, which is based on our performance against certain research and development and financing targets established by our board of directors for 2014. For 2014, our board of directors certified an attainment level of 80% with respect to the underlying corporate performance goals.

(2)	Dr. Lowman served as our chief scientific officer through September 30, 2014 and served as consultant chief scientific officer through December 31, 2014. He has served as a member of our scientific advisory board since January 5, 2015.
(3)	For Dr. Lowman, this amount represents the incremental fair value associated with modifications to his outstanding option awards in 2014. As noted above, in 2014, the vesting terms of Dr. Lowman’s option awards were modified in connection with his separation from our company to provide for continued vesting during his service as a consultant through December 2014. For a discussion of the assumptions and methodologies used to calculate these amount, please see the discussion of equity awards contained in Note 15, Stock Based Compensation, to our financial statements for the year ended December 31, 2014 and for the six months ended June 30, 2015 included elsewhere in this prospectus.
(4)	This amount includes consulting fees of $75,025 for consulting services performed by Dr. Lowman from October 2014 through December 2014.

Employment, Severance and Change in Control Arrangements

We generally execute an offer of employment before an executive joins our company. This offer describes the basic terms of the executive’s employment, including his or her initial base compensation, annual bonus target, option awards and any fringe benefits. In addition, in the case of Dr. McCarthy, his offer letter also provides that if his employment is terminated by us without cause or if Dr. McCarthy terminates his employment due to good reason (as such terms are defined in the offer letter), subject to his execution of a general release of claims against the company, he will be entitled to receive a lump sum payment equal to one year of base salary as well as continued medical and dental coverage for a period of one year following termination of employment or, to the extent we are unable to provide such benefit coverage, a lump sum payment equal to the annualized premium cost relating to such benefit coverage. Dr. McCarthy’s offer letter also provides that, in the event of a change in control and a termination of employment without cause or due to good reason within 12 months following such change in control, Dr. McCarthy will be entitled to receive the benefits described in the preceding sentence as well as full vesting of his outstanding option awards. In April 2015, we entered into a Severance and Change in Control Agreement with Dr. McCarthy which maintains the severance benefits and change in control benefits under his offer letter, and also provides for an additional lump sum payment equal to his target annual bonus for the calendar year in which Dr. McCarthy’s employment is terminated without cause or for good reason within 12 months following such change in control (as such terms are defined in the Severance and Change in Control Agreement).

In connection with Dr. Lowman’s separation and in consideration for his release of claims against the company, in September 2014, we entered into a separation agreement with Dr. Lowman setting forth the terms of his service as consultant chief scientific officer from October 2014 through December 2014. Under the separation agreement, Dr. Lowman received: (i) a monthly consulting fee of $25,008; (ii) continued vesting of his outstanding equity awards in accordance with their normal vesting schedules, subject to Dr. Lowman’s continued service as a consultant; and (iii) company-paid COBRA premiums through December 31, 2014. Dr. Lowman also received a $10,000 bonus for the year that was based on an assessment of our achievement of the corporate performance goals. In addition, pursuant to the terms of the September 2014 separation agreement, the parties agreed to enter into a Scientific Advisory Board Consulting Agreement in 2015 which provides for an annual consulting payment of $10,000 and an option grant to acquire 15,873 shares of our common stock, with the option award vesting over 4-years subject to Dr. Lowman’s continued service as a consultant.

Defined Contribution Plan

As part of our overall compensation program, we provide all full-time employees, including our named executive officers, with the opportunity to participate in a defined contribution 401(k) plan. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. For 2014, we provided a dollar-for-dollar matching contribution up to the first $500 contributed to the plan by each employee.

Prior Plans

We adopted the CytomX Therapeutics, Inc. 2011 Stock Incentive Plan and the 2010 Stock Incentive Plan for the purposes of attracting and rewarding eligible award recipients and further linking the interests of award recipients with those of our stockholders. The 2010 Stock Incentive Plan was terminated by our board of directors in 2011 with the adoption of the 2011 Stock Incentive Plan. On September 17, 2015, we adopted, and on                     , 2015, our stockholders approved, a new equity incentive plan that replaced the 2011 Stock Incentive Plan.

2011 Stock Incentive Plan

Under the 2011 Stock Incentive Plan, 5,374,137 shares of our common stock were reserved for issuance, subject to adjustment for stock splits and other similar changes in capitalization. Under the 2011 Stock Incentive Plan, we were authorized to grant stock options, stock appreciation rights, restricted stock and unrestricted stock. As of August 31, 2015, our employees, directors and consultants hold outstanding stock options granted under the 2011 Stock Incentive Plan for the purchase of up to 4,710,731 shares of our common stock, with 1,029,700 of those options vested as of such date. No other equity awards are outstanding under the 2011 Stock Incentive Plan as of such date.

Our board of directors, or a committee appointed by our board, administers the 2011 Stock Incentive Plan. Under the terms of the plan, the number of shares subject to outstanding awards and the exercise or base prices of those awards are subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events. In the event we experience a change in control under the terms of the plan, the plan administrator may provide for the cash settlement, vesting, assumption, substitution or termination of outstanding awards.

2010 Stock Incentive Plan

Under the 2010 Stock Incentive Plan, 629,307 shares of our common stock were reserved for issuance. Under the 2010 Stock Incentive Plan, we were authorized to grant stock options and shares of restricted stock. As of August 31, 2015, our employees, directors and consultants hold outstanding stock options granted under the 2010 Stock Incentive Plan for the purchase of up to 629,307 shares of our common stock, with 628,646 of those options vested as of such date. No other equity awards are outstanding under the 2010 Stock Incentive Plan as of such date.

Our board of directors administers the 2010 Stock Incentive Plan with respect to outstanding awards. In the event of certain changes in our capital structure, the number of shares and exercise prices of outstanding awards may be adjusted. In addition, if we experience a change in control, the board of directors may provide for the termination, assumption, vesting or cash settlement of outstanding options under the plan.

2015 Equity Incentive Plan

On September 17, 2015, we adopted, and on                     , 2015, our stockholders approved, the 2015 Equity Incentive Plan, referred to as the 2015 Plan. The 2015 Plan is intended to align the interests of our stockholders and the recipients of awards under the 2015 Plan, to advance our interests by attracting and retaining directors, officers, employees and other service providers, and to motivate award recipients to act in the long-term bests interests of the company and our stockholders. The material terms of the 2015 Plan are as follows:

Plan Term

The 2015 Plan term began upon the date of approval by our board of directors, subject to approval by our stockholders within 12 months after such board approval, and terminates on the tenth anniversary of the date of board approval or stockholder approval, whichever is earlier, unless terminated earlier by the board.

option. A share appreciation right entitles the holder to receive upon exercise, subject to tax withholding in respect of an employee, shares of our common stock (which may be restricted shares) or, to the extent provided in the applicable agreement, cash or a combination thereof, with a value equal to the difference between the fair market value of our common stock on the exercise date and the base price of the share appreciation right.

Each incentive stock option will be exercisable for not more than ten years after its date of grant, unless the optionee owns greater than ten percent of the voting power of all shares of our capital stock, or a “ten percent holder,” in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Internal Revenue Code of 1986, as amended, currently 110% of fair market value.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our common stock, share withholding or through a cashless exercise arrangement, as permitted by the applicable award agreement. All of the terms relating to the exercise, cancellation or other disposition of an option or share appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

The compensation committee, without stockholder approval, may amend or replace any previously granted option or share appreciation right in a repricing transaction under the rules of The NASDAQ Global Market or any other stock exchange on which our stock is then traded.

Share Awards

The 2015 Plan provides for the grant of share awards. The compensation committee may grant a share award as a bonus share award, a restricted share award or a restricted share unit award and, in the case of a restricted share award or restricted share unit award, the compensation committee may determine that such award will be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a share award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the compensation committee.

The agreement awarding restricted share units will specify whether such award may be settled in shares of our common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award, provided that any dividend equivalents with respect to a restricted share unit award that is subject to performance-based vesting conditions will be subject to the same restrictions as the restricted share units. Prior to settlement of a restricted share unit, the holder of a restricted share unit will have no rights as our stockholder. Unless otherwise set forth in a restricted share award agreement, the holder of restricted shares will have rights as our stockholder, including the right to vote and receive dividends with respect to the restricted shares, except that distributions other than regular cash dividends and regular cash dividends with respect to restricted shares subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted shares.

Performance Unit Awards

The 2015 Plan also provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount or shares of our common stock, which may be restricted shares, having a fair market value equal to such cash amount. The agreement awarding performance units will specify whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award, provided that any dividends or dividend equivalent with respect to a performance unit award that remains subject to performance-based vesting conditions will be subject to the same restrictions as the performance units. Prior to less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

Under the 2015 Plan, a change of control will occur upon: (i) a person’s or entity’s acquisition, other than from us, of beneficial ownership of 50% or more of either our then outstanding shares or the combined voting power of our then outstanding voting securities, but excluding certain acquisitions by the company, its subsidiaries or employee benefit plans, or by a corporation in which our shareholders hold a majority interest; (ii) a reorganization, merger or consolidation of the company if our shareholders do not thereafter beneficially own more than 50% of the outstanding shares or combined voting power of the resulting company; (iii) an unapproved change in the composition of a majority of our board; or (iv) a complete liquidation or dissolution of the company or of the sale or other disposition of all or substantially all of our assets; but excluding, in any case, the initial public offering or any bona fide primary or secondary public offering following the occurrence of the initial public offering.

New Plan Benefits

The benefits that might be received by officers, employees and non-employee directors cannot be determined at this time. All officers, employees and non-employee directors are eligible for consideration to participate in the 2015 Plan.

Outstanding Equity Awards at December 31, 2014

The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2014. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underling Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Sean A. McCarthy, D. Phil.	9/21/2011	(1)	8/9/2011	317,754	63,550	0		1.1339	9/20/2021
	2/26/2013	(2)	2/26/2013	65,777	71,497	0		0.945	2/25/2023
	2/26/2013		2/26/2013	48,379	0	0		0.945	2/25/2023
	2/26/2013		2/23/2013	0	0	48,379	(3)	0.945	2/25/2023

Henry B. Lowman, Ph.D.	9/22/2010		2/5/2010	160	0	0		1.1339	9/21/2020
	5/3/2011	(1)	5/3/2011	25,149	6,618	0		1.1339	5/2/2021
	9/21/2011	(1)	9/14/2011	12,574	5,956	0		1.1339	9/20/2021
	2/26/2013	(2)	2/26/2013	39,340	42,761	0		0.945	2/25/2023

(1)	This option vests 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment.
(2)	This option vests in 1/48th increments on the last day of each month of continuous service following the vesting commencement date.
(3)	This option vests upon our filing of an Investigational New Drug application with the US FDA prior to December 31, 2016, subject to the named executive officer’s continuous employment through the filing date.

2015 CytomX Therapeutics, Inc. Employee Stock Purchase Plan

We have adopted the 2015 CytomX Therapeutics, Inc. Employee Stock Purchase Plan (the “ESPP”), which is summarized below.

Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our board of directors or compensation committee) who have been employed for at least 90 days are eligible to participate in the ESPP. The ESPP permits employees to purchase our common stock through payroll deductions during quarterly offering periods, with the first offering period beginning July 1, 2016. Participants may authorize payroll deductions of a specific percentage of compensation between 1% and 15%, with such deductions being accumulated for quarterly purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the ESPP, the purchase price per share will equal 85% of the lesser of (i) the fair market value of a share of our common stock on the applicable enrollment date or (ii) the fair market value of a share of our common stock on the last business day of each offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than                      shares of common stock during any offering period.

Subject to adjustment for stock splits, stock dividends or other changes in our capital stock, 354,466 shares of our common stock have been reserved for issuance under the ESPP. The available shares under the ESPP will be increased on the first day of each calendar year beginning with 2016, by an amount equal to the lesser of (i)                      shares of our common stock, (ii) one percent (1%) of the then-outstanding shares of our common stock on such date, or (iii) an amount determined by the compensation committee.

The ESPP will be administered by the compensation committee or a designee of the Compensation Committee. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below we describe transactions and series of related transactions to which we were a party, or may be a party in relation to this offering, and which we have entered since January 1, 2012, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than five percent of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Issuances of Preferred Stock

The following table sets forth a summary of the sale and issuance of our preferred stock to related persons since January 1, 2012, other than compensation arrangements which are described under the sections of this prospectus captioned “Executive and Director Compensation—Director Compensation” and “Executive and Director Compensation—Executive Compensation.” For a description of beneficial ownership see the section of this prospectus captioned “Principal Stockholders.”

Purchaser	Series B-1 Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
5% Stockholders:
Entities affiliated with Fidelity Management & Research Company(1)	—	—	2,461,177
Third Rock Ventures, L.P.(2)	2,755,806	565,036	—
Canaan IX L.P.(3)	3,566,338	1,318,419	—
CytomX Therapeutics Holdings, LLC	863,149	282,633	—
Roche Finance Ltd	486,318	282,518	—
Pfizer Inc.	—	1,600,938	—

(1)	Consists of (a) 287,485 shares purchased by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 64,961 shares purchased by Fidelity Advisory Series VII: Fidelity Advisor Biotechnology Fund, (c) 189,110 purchased by Fidelity Growth Company Commingled Pool, (d) 207,739 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (e) 794,033 shares purchased by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (f) 105,499 shares purchased by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub, (g) 27,627 shares purchased by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund—Health Care Sub, (h) 2,584 shares purchased by Fidelity Blue Chip Growth Commingled Pool, (i) 137,854 shares purchased by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (j) 378,621 shares purchased by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (k) 4,032 shares purchased by Fidelity OTC Commingled Pool, (l) 244,269 shares purchased by Fidelity Securities Fund: Fidelity OTC Portfolio and (m) 17,363 shares purchased by Pyramis Lifecycle Blue Chip Growth Commingled Pool.
(2)	Consists of (a) 2,755,806 shares of Series B-1 preferred stock purchased by Third Rock Ventures, L.P. and (b) 565,036 shares of Series C preferred stock purchased by Third Rock Ventures, L.P. Neil Exter, a member of our board of directors, is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares purchased by Third Rock Ventures, L.P.
(3)	Consists of (a) 3,566,337 shares of Series B-1 preferred stock purchased by Canaan IX L.P. and (b) 1,318,418 shares of Series C preferred stock purchased by Canaan IX L.P. Timothy M. Shannon, M.D., a member of our board of directors, is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P. Dr. Shannon does not have voting or investment power over any of the shares directly held by Canaan IX L.P.

Issuance of Series D Preferred Stock

In June 2015, we issued and sold an aggregate of 7,490,540 shares of our Series D preferred stock at a purchase price of $9.345101 per share for an aggregate purchase price of approximately $70.0 million in cash, including 2,461,177 shares issued to entities affiliated with Fidelity Management & Research Company for an aggregate purchase price of $22,999,999.95.

Issuance of Series C Preferred Stock

In December 2014, February 2015 and May 2015, we issued and sold an aggregate of 4,049,543 shares of our Series C preferred stock at a purchase price of $5.309387 per share for an aggregate purchase price of approximately $21.5 million in cash, including (i) 565,036 shares issued to Third Rock Ventures, L.P. for an aggregate purchase price of $2,999,999.95, (ii) 1,318,418 shares issued to Canaan IX L.P. for an aggregate purchase price of $6,999,999.96, (iii) 282,633 shares issued to CytomX Therapeutics Holdings, LLC for an aggregate purchase price of $1,500,612.06, (iv) 282,518 shares issued to Roche Finance Ltd. for an aggregate purchase price of $1,499,999.93, and (v) 1,600,938 shares issued to Pfizer Inc. for an aggregate purchase price of $8,499,999.98.

Issuance of Series B-1 Preferred Stock

In July, August and October 2012, and January and April 2014, we issued and sold an aggregate of 8,003,927 shares of our Series B-1 preferred stock at a purchase price of $3.084396 per share for an aggregate purchase price of approximately $24.7 million in cash, including (i) 2,755,806 shares issued to Third Rock Ventures, L.P. for an aggregate purchase price of $8,500,000.00, (ii) 3,566,337 shares issued to Canaan IX L.P. for an aggregate purchase price of $10,999,999.92, (iii) 863,149 shares issued to CytomX Therapeutics Holdings, LLC for an aggregate purchase price of $2,662,296.31, and (iv) 486,318 shares issued to Roche Finance Ltd for an aggregate purchase price of $1,499,999.95.

Participation in this Offering

Certain of our existing stockholders, including a stockholder affiliated with one of our directors, have indicated an interest in purchasing an aggregate of up to $15.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. See the footnotes to the beneficial ownership table in “Principal Stockholders” for more details.

In addition, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons through a reserved share program. See “Underwriting—Reserved Share Program” for additional information regarding the reserved share program.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement, dated as of June 12, 2015, that provides holders of our preferred stock, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, with rights of first refusal in favor of the holders of our preferred stock with respect to certain issuances of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock. The rights of first refusal do not include the shares to be sold in this offering and will terminate upon the closing of this offering. The registration rights given to holders of our preferred stock include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject, in each case, to certain exceptions.

These holders have waived their rights to include shares in the registration statement of which this prospectus forms a part and to exercise their registration rights during the lock-up period for this offering. See “Description of Capital Stock—Registration Rights” for more information about the registration rights.

Collaboration Agreement

Pfizer is one of our stockholders that owns more than five percent of our capital stock. In May 2013, we entered into a research collaboration, option and license agreement with it, pursuant to which we granted Pfizer the option to collaborate with us on preclinical research of PDCs and certain other rights in exchange for certain fees and royalties on potential future sales. Since January 1, 2014, Pfizer has paid to us $1,715,576 in research funding. In addition, upon the selection of certain targets pursuant to the collaboration agreement, it will be required to pay us additional amounts. Pfizer also has obligations to pay us certain licensing and royalty amounts. For more information regarding this collaboration agreement, see “Business—Collaborations.”

Consulting Services

Cynthia J. Ladd, our Senior Vice President and General Counsel, provided legal consulting services to us prior to her joining us in June 2015. The fees paid for Ms. Ladd’s services since January 1, 2012 totaled $191,280.

Director and Executive Officer Compensation

See “Executive and Director Compensation” for information regarding compensation of our directors and named executive officers.

Employment Agreements

We generally execute an offer of employment before an executive joins our company. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary, bonus target and any equity awards. See “Executive and Director Compensation—Employment, Severance and Change in Control Arrangements” for more information.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their affiliated venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Notes Receivable

In December 2010, we accepted a full-recourse promissory note in the amount of $180,000 from Sean A. McCarthy, D.Phil. as consideration for the exercise price for options to purchase an aggregate of 158,737 shares of our common stock. The note accrued an interest at a rate of 1.53% per annum. Dr. McCarthy has paid all amounts owed under the note, and the note has been cancelled.

In December 2010, we accepted a full-recourse promissory note in the amount of $72,347.22 from Henry B. Lowman, Ph.D. as consideration for the exercise price for options to purchase an aggregate of 63,801 shares of our common stock. The note accrued interest at a rate of 1.53% per annum and will be due and payable no later than the earliest of (i) December 23, 2017, (ii) the sale or disposition of all or any portion of the pledged shares, or (iii) 30 days following the termination of Dr. Lowman’s employment or consulting services.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common stock as of August 31, 2015, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of August 31, 2015 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person.

Pfizer, an existing stockholder and collaboration partner that is affiliated with one of our directors, has indicated an interest in purchasing up to $5.0 million in shares of our common stock in this offering. In addition, BMS, another of our collaboration partners, has indicated an interest in purchasing up to $10.0 million in shares of our common stock in this offering. In each case, any shares of our common stock purchased by Pfizer or BMS would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, each of Pfizer and BMS may purchase fewer shares than it indicated an interest in purchasing or not purchase any shares in this offering. Additionally, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. The figures in the table below reflect the purchase of the shares in this offering (based on the assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) by certain of our existing stockholders in the amounts they have indicated an interest in purchasing, but do not reflect the purchase of the shares reserved for sale to our directors, officers, employees, business associates, friends, family and related persons.

The percentage of shares beneficially owned prior to this offering is computed on the basis of 28,193,286 shares of our common stock outstanding as of August 31, 2015, which reflects (i) the conversion of all of the outstanding shares of our convertible preferred stock into an aggregate of 27,135,453 shares of common stock immediately prior to the completion of this offering, as if the conversion had occurred as of August 31, 2015, (ii) the net exercise of all our outstanding warrants to purchase shares of our preferred stock resulting in the issuance of 65,884 shares of our common stock and (iii) the one-for-62.997 reverse stock split. The percentage of shares beneficially owned after this offering is computed on the basis of shares of common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock), which reflects the net exercise of warrants into an aggregate of 65,884 shares of common stock immediately prior to this offering. Shares of our common stock that a person has the right to acquire within 60 days of August 31, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise noted below, the address of the persons listed on the table is c/o CytomX Therapeutics, Inc., 343 Oyster Point Blvd., Suite 100, South San Francisco, California 94080.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	AFTER OFFERING	BEFORE OFFERING	AFTER OFFERING
5% (or Greater) Stockholders

Third Rock Ventures, L.P.(1).	8,670,348	8,670,348	30.7%	25.1%
Canaan IX L.P.(2)	4,884,755	4,884,755	17.3%	14.2%
Entities affiliated with Fidelity Management and Research Company(3)	2,461,177	2,461,177	8.7%	7.1%
CytomX Therapeutics Holdings, LLC(4).	2,252,976	2,252,976	8.0%	6.5%
Roche Finance Ltd(5).	1,903,579	1,903,579	6.7%	5.5%
Pfizer Inc.(6)	1,600,938	1,913,438	5.7%	5.5%

Directors and Executive Officers

Sean A. McCarthy, D. Phil.(7)	736,695	736,695	2.6%	2.1%
Neil Exter(8)	—	—	—	—
Frederick W. Gluck(9)	222,930	222,930	*	*
Hoyoung Huh, M.D., Ph.D.(10)	327,898	327,898	1.1%	*
Elaine V. Jones, Ph.D.(11)	—	—	—	—
Timothy M. Shannon, M.D.(12)	—	—	—	—
Matthew P. Young(13)	—	—	—	—
Henry B. Lowman, Ph.D.(14)	214,530	214,530	*	*
All directors and executive officers as a group (11 persons)(15)	1,559,962	1,559,962	5.3%	4.4%

*	Indicates beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Consists of (a) 8,105,312 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 565,036 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. All shares are held directly by Third Rock Ventures, L.P. (“TRV LP”). Each of Third Rock Ventures GP, LP (“TRV GP”), the general partner of TRV LP, and Third Rock Ventures GP, LLC (“TRV LLC”), the general partner of TRV GP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV LLC, may be deemed to share voting and investment power over the shares held by TRV LP. Each of the reporting persons disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. The address of TRV LP is 29 Newbury Street, Suite 401, Boston, Massachusetts 02116.
(2)	Consists of (a) 3,566,337 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 1,318,418 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock held by Canaan IX L.P. Canaan Partners IX LLC is the general partner of Canaan IX L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan IX L.P. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Daniel T. Ciporin, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, Warren Lee and Guy M. Russo are the managing members of Canaan Partners IX LLC. Investment, voting and dispositive decisions with respect to the shares held by Canaan IX L.P. are made by the managers of Canaan Partners IX LLC, collectively. Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P., and a member of our board of directors. Neither any manager of Canaan Partners IX LLC nor Dr. Shannon has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan IX L.P. The address of Canaan IX L.P. is 2765 Sand Hill Road, Menlo Park, California 94025.

(3)	Consists of (a) 287,485 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 64,961 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Advisory Series VII: Fidelity Advisor Biotechnology Fund, (c) 189,110 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Growth Company Commingled Pool, (d) 207,739 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (e) 794,033 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (f) 105,499 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund—Healthcare Sub, (g) 27,627 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Capital Trust: Fidelity Stock Selector Small Cap Fund—Health Care Sub, (h) 2,584 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Blue Chip Growth Commingled Pool, (i) 137,854 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (j) 378,621 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (k) 4,032 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity OTC Commingled Pool, (l) 244,269 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, and (m) 17,363 shares of common stock issuable upon conversion of Series D redeemable convertible preferred stock held by Pyramis Lifecycle Blue Chip Growth Commingled Pool. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(4)	Consists of (a) 33,101 shares of common stock issuable upon conversion of Series A-1 convertible preferred stock, (b) 211,681 shares of common stock issuable upon conversion of Series A-2 convertible preferred stock, (c) 863,149 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock, (d) 862,412 shares of common stock issuable upon conversion of Series B-2 redeemable convertible preferred stock and (e) 282,633 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. Alan J. Heeger and Gary Wilcox are the managing members of CytomX Therapeutics Holdings, LLC and may be deemed to share voting and investment power over the shares held by CytomX Therapeutics Holdings, LLC. Each of them disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. The address of CytomX Therapeutics Holdings, LLC is 1421 State Street, Suite B, Santa Barbara, California 93101.
(5)

Consists of (a) 1,621,061 shares of common stock issuable upon conversion of Series B-1 redeemable convertible preferred stock and (b) 282,518 shares of common stock issuable upon conversion of Series C redeemable convertible preferred stock. Roche Finance Ltd exercises voting and investment control over the shares held by it. Roche Finance Ltd is wholly-owned by Roche Holding Ltd. Roche Holding Ltd’s American Depository Receipt is cross-listed on OTCQX International Premier under the symbol RHHBY. Roche Holding Ltd’s non-voting equity securities and its voting shares are both listed on SIX Swiss Exchange. The address of Roche Finance Ltd is Grenzacherstrasse 122, 4070 Basel, Switzerland.
(6)	The number of shares of common stock beneficially owned after this offering assumes that the holder has purchased $5.0 million in shares of common stock, or 312,500 shares of common stock (based on the assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus). In the event that the holder does not purchase any shares of common stock in this offering, it will beneficially own 1,600,938 shares of common stock, or approximately 4.6% of the total outstanding common stock, after this offering. The business address for Pfizer Inc. is 235 East 42nd Street, New York, New York 10017.
(7)	Consists of (a) 158,737 shares of common stock held by McCarthy Family Trust, of which Sean A. McCarthy and Jeanette J. McCarthy are trustees, and (b) 577,958 shares of common stock issuable upon exercise of stock options that are exercisable as of August 31, 2015 or will become exercisable within 60 days of such date.
(8)	Neil Exter is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares directly held by TRV LP referenced in footnote (1) above. Mr. Exter’s business address is 29 Newbury Street, 3rd Floor, Boston, Massachusetts 02116.
(9)	Consists of (a) 137,791 shares of common stock held by Frederick W. Gluck, (b) 3,200 shares of common stock held by the spouse of Frederick W. Gluck and (c) 81,937 shares of common stock issuable upon exercise of stock options held by Frederick W. Gluck that are exercisable as of August 31, 2015 or will become exercisable within 60 days of such date. Excludes (i) 20,892,533 membership units in CytomX Therapeutics Holdings, LLC held by Frederick W. Gluck 1997 Family Trust dtd July 28, 1997 (the “Gluck Trust”), of which Frederick W. Gluck is a trustee, and (ii) 1,077,950 membership units in CytomX Therapeutics Holdings, LLC held by Richlin Partners, LLC, an entity owned of record by the spouse of Frederick W. Gluck. Mr. Gluck is not a control person of CytomX Therapeutics Holdings, LLC and is not deemed to have voting or investment power over the shares held by CytomX Therapeutics Holdings, LLC. Mr. Gluck’s economic interest in such shares is limited to the pecuniary interests of the Gluck Trust in CytomX Therapeutics Holdings, LLC and his spouse’s pecuniary interest in Richlin Partners LLC. The address of Mr. Gluck is 743 San Ysidro Road, Santa Barbara, California 93108.
(10)	Consists of 327,898 shares of common stock issuable upon exercise of stock options that are exercisable as of August 31, 2015 or will become exercisable within 60 days of such date.
(11)	The business address for Elaine V. Jones, Ph.D. is 235 East 42nd Street, New York, New York 10017.
(12)	Timothy M. Shannon, M.D. is a non-managing member of Canaan Partners IX LLC, the general partner of Canaan IX L.P. Dr. Shannon does not have voting or investment power over any of the shares directly held by Canaan IX L.P. referenced in footnote (2) above. Dr. Shannon’s business address is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.
(13)	The business address for Mr. Young is 3180 Porter Drive, Palo Alto, California 94304.
(14)	Consists of (a) 109,336 shares of common stock and (b) 105,192 shares of common stock issuable upon exercise of stock options that are exercisable as of August 31, 2015 or will become exercisable within 60 days of such date. Henry B. Lowman, Ph.D. served as our chief scientific officer through September 30, 2014 and served as consultant chief scientific officer through December 31, 2014.
(15)	Consists of all shares of common stock held by our directors, four current executive officers and one former executive officer and issuable upon exercise of their stock options that are exercisable as of August 31, 2015 or will become exercisable within 60 days of such date.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

As of August 31, 2015, we had outstanding 28,259,170 shares of our common stock held of record by 83 stockholders, assuming (i) the conversion of all of our shares of convertible preferred stock into shares of our common stock and (ii) the net exercise of all outstanding warrants to purchase shares of preferred stock resulting in the issuance of 65,884 shares of our common stock and the related reclassification of our preferred stock warrant liability to additional paid-in capital immediately prior to the completion of this offering. Based on the number of shares of common stock outstanding as of August 31, 2015, and assuming the conversion of all outstanding shares of our convertible preferred stock and the net exercise of all outstanding warrants to purchase shares of our preferred stock and the net exercise of all outstanding warrants to purchase shares of preferred stock, there will be 34,509,170 shares of common stock outstanding upon the closing of this offering (35,446,670 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

As of August 31, 2015, there were 5,340,038 shares of common stock subject to outstanding stock options.

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, and to the applicable provisions of the Delaware General Corporation Law, as amended. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement, of which this prospectus forms a part. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. In the election of directors, a plurality of the votes cast at a meeting of stockholders is sufficient to elect a director. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In all other matters, except as noted below under “Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

Dividends

Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Liquidation

Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding.

Other Rights and Preferences

Holders of our common stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of August 31, 2015, there were 33,101 shares of our Series A-1 convertible preferred stock, 211,681 shares of our Series A-2 convertible preferred stock, 14,488,176 shares of our Series B-1 redeemable convertible preferred stock, 862,412 shares of our Series B-2 redeemable convertible preferred stock, 4,049,543 shares of our Series C redeemable convertible preferred stock and 7,490,540 shares of our Series D redeemable convertible preferred stock outstanding, as well as 81,620 shares of our Series B-1 redeemable convertible preferred stock issuable upon exercise of outstanding warrants. Upon the closing of this offering, all outstanding shares of our convertible preferred stock, including any shares of convertible preferred stock issuable upon conversion of our outstanding warrants, will be converted into shares of our common stock on a one-for-one basis.

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and might harm the market price of our common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to an amended and restated investors’ rights agreement, dated as of June 12, 2015, pursuant to which certain of our stockholders, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, have the right to demand that we file a registration statement for their shares of our common stock or request that their shares of our common stock be covered by a registration statement that we are otherwise filing, including, in each case, shares of our common stock that were issued upon conversion of convertible preferred stock. These shares are referred to as registrable securities. Such stockholders have agreed not to exercise their registration rights during the lock-up period for this offering. See “Shares Eligible for Future Sale—Lock-Up agreements.”

Demand Registration Rights

At any time after 180 days following the completion of this offering, the holders of at least a majority of the registrable securities have the right to demand that we file, on no more than two occasions, a registration statement on Form S-1 to register all or a portion of their registrable securities, provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-1 exceeds $30 million, net of underwriting discounts and commissions.

Form S-3 Registration Rights

After the closing of this offering, the holders of at least ten percent of the registrable securities have the right to demand that we file an unlimited number of registration statements on Form S-3 provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-3 exceeds $5 million, net of underwriting discounts and commissions.

executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. In addition, our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Certificate of Incorporation and Bylaws

Our certificate of incorporation will provide that the affirmative votes of the holders of at least a majority of the voting power of all of the then-outstanding shares of our voting stock will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of our board of directors, removal of directors, special meeting of stockholders and actions by written consent. The affirmative votes of the holders of at least a majority of the voting power of all of the then-outstanding shares of our voting stock will be required to amend or repeal our bylaws. In addition, our bylaws may be amended by our board of directors, subject to any limitations set forth in the bylaws.

Blank Check Preferred Stock

Our certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15 percent or more of the corporation’s voting stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital at a time and price we deem appropriate. As described below, substantially all of our stockholders will not be subject to lock-up agreements in connection with this offering. As a result, the only limitations on the salability of these shares will be due to restrictions imposed by Rules 144 or 701 under the Securities Act and a significant number of shares of our common stock will be available for sale in the public market immediately after the completion of this offering.

Sale of Restricted Shares

As of June 30, 2015, based on the number of shares of our common stock then outstanding, upon the closing of this offering and assuming (1) the conversion of all of our outstanding convertible preferred stock into an aggregate of 27,135,453 shares of our common stock upon the closing of this offering, (2) the net exercise of all outstanding warrants to purchase convertible preferred stock resulting in the issuance of an aggregate of 65,884 shares of our common stock upon the closing of this offering, (3) no exercise of the underwriters’ option to purchase additional shares of common stock, and (4) no exercise of outstanding options, we would have had outstanding an aggregate of approximately 34,455,535 shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on 28,205,535 shares of our common stock outstanding as of June 30, 2015 assuming the conversion of our preferred stock, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	beginning on the date of this prospectus, approximately 161,217 shares of our common stock, or 0.57 percent of such total outstanding shares of our common stock as of June 30, 2015, will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, no additional shares of our common stock as of June 30, 2015 will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 as described below; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market due to the expiration of the lock-up agreements between our executive officers and the underwriters, provided that the representatives of the underwriters may waive the provisions of these lock-up agreements and allow these stockholders to sell their shares earlier.

Registration Rights

Certain of our stockholders will be entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act. For a description of the registration rights, see “Description of Capital Stock—Registration Rights,” If these shares are registered, they will be freely tradeable without restriction under the Securities Act.

Performance Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options under our 2010 Stock Incentive Plan and our 2011 Stock Incentive Plan, as well as shares reserved for issuance under our 2015 Equity Incentive Plan and our 2015 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies LLC and Cowen and Company, LLC (together, the “representatives”) are acting as representatives of each of the underwriters named below (collectively, the “underwriters”). Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Cowen and Company, LLC
Oppenheimer & Co. Inc.

Total	6,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Certain of our existing stockholders, including a stockholder affiliated with one of our directors, and collaboration partners have indicated an interest in purchasing an aggregate of up to approximately $15.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. Whether or not these stockholders and/or collaboration partners purchase any or all of the shares for which they indicated an interest in purchasing will not affect the underwriters’ commitment to purchase the common shares offered by us if the underwriters purchase any shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$

We estimate that the total amount of the expenses payable by us relating to this offering, not including the underwriting discount, are $3.2 million. We have agreed to reimburse the underwriters for certain expenses (including fees of counsel and FINRA-related matters) incurred in connection with this offering up to a maximum of $40,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 937,500 additional shares of our common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	dispose of or transfer any common stock;

•	file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In addition, some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. As of the date of this prospectus, other than in respect of this offering, we have not been engaged in investment banking or other commercial dealings with the underwriters.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates, friends, family and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

Report of Independent Registered Public Accounting Firm

The reverse stock split described in Note 3 to the financial statements has not been consummated at September 21, 2015. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 21, 2015

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CytomX Therapeutics, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock, redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of CytomX Therapeutics, Inc. and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

San Jose, California

July 24, 2015, except for the effects of the reverse stock split described in Note 3, as to which the date is         .”

CYTOMX THERAPEUTICS, INC.

Balance Sheets

(In thousands, except share and per share data)

	December 31,		June 30, 2015	Pro Forma as of June 30, 2015
	2013	2014
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,703	$64,396	$45,842
Restricted cash	100	100	100
Short-term investments	—	—	79,527
Accounts receivable	237	1,875	631
Prepaid expenses and other current assets	226	482	1,158

Total current assets	9,266	66,853	127,258
Property and equipment, net	2,070	3,018	3,499
Intangible assets	1,750	1,750	1,750
Goodwill	949	949	949
Other assets	148	492	633

Total assets	$14,183	$73,062	$134,089

Liabilities, Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$930	$1,919	$760	$
Accrued liabilities	1,127	1,695	2,803
Deferred revenue, current portion	857	6,130	6,130
Long-term debt, current portion	1,258	1,419	1,245

Total current liabilities	4,172	11,163	10,938
Long-term debt, net of current portion	2,945	1,568	1,047
Deferred revenue, net of current portion	4,643	60,833	57,768
Convertible preferred stock warrant liability	144	186	503	—
Convertible preferred stock liability	1,290	395	—
Deferred tax liability	491	499	504
Other long-term liabilities	59	249	229

Total liabilities	13,744	74,893	70,989

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.00001 par value—15,806,990, 21,759,654 and 26,972,316 (unaudited) shares authorized at December 31, 2013 and 2014 and June 30, 2015, respectively; 11,995,481, 18,458,289 and 26,890,671 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015, respectively; aggregate liquidation preference of $74,143 and $151,740 (unaudited) at December 31, 2014 and June 30, 2015, respectively; no shares issued and outstanding, pro forma (unaudited)	44,244	76,236	155,647	—
Convertible preferred stock, $0.00001 par value—244,782 shares authorized at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; 244,782 shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015 (unaudited), respectively; aggregate liquidation preference of $2,589 and $2,589 (unaudited) at December 31, 2014 and June 30, 2015, respectively; no shares issued and outstanding, pro forma (unaudited)	474	474	474	—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value—19,842,214, 28,572,789 and 36,192,199 (unaudited) shares authorized at December 31, 2013 and 2014 and June 30, 2015, respectively; 990,514, 996,520 and 1,004,198 (unaudited) shares issued and outstanding at December 31, 2013 and 2014 and June 30, 2015, respectively; 28,205,535 shares issued and outstanding, pro forma (unaudited)	1	1	1	1
Stockholder notes receivable	(399)	(404)	(407)	(407)
Additional paid-in capital	—	—	—	156,624
Accumulated other comprehensive loss	—	—	(1)	(1)
Accumulated deficit	(43,881)	(78,138)	(92,614)	(92,614)

Total stockholders’ (deficit) equity	(44,279)	(78,541)	(93,021)	$63,603

Total liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit	$14,183	$73,062	$134,089

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Revenue	$888	$5,077	$1,301	$3,785
Operating expenses:
Research and development	10,890	28,302	20,047	9,697
General and administrative	4,954	6,540	2,896	4,498

Total operating expenses	15,844	34,842	22,943	14,195

Loss from operations	(14,956)	(29,765)	(21,642)	(10,410)
Interest income	6	7	3	467
Interest expense	(254)	(487)	(261)	(638)
Other income (expense), net	71	(55)	(34)	(1,431)

Net loss before provision for income taxes	(15,133)	(30,300)	(21,934)	(12,012)
Provision for income taxes	10	10	—	5

Net loss	(15,143)	(30,310)	(21,934)	(12,017)
Accretion to redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(2,201)	(3,189)

Net loss attributable to common stockholders	$(18,894)	$(34,876)	$(24,135)	$(15,206)

Net loss per share attributable to common stockholders, basic and diluted	$(24.46)	$(35.25)	$(25.32)	$(15.22)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted	772,320	989,453	953,029	998,793

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(1.85)		$(0.51)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		16,324,363		20,890,443

Other comprehensive loss:
Changes in unrealized losses on short-term investments	—	—	—	(1)

Total other comprehensive loss	—	—	—	(1)

Comprehensive loss	$(15,143)	$(30,310)	$(21,934)	$(12,018)

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Statements of Redeemable Convertible Preferred Stock,

Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Stockholder Notes	Additional Paid-In Capital	Accumulated Other Comprehen- sive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2012	11,995,481	$40,493	244,782	$474	779,989	$—	$(393)	$—	$—	$(25,652)	$(26,045)
Common stock issued in connection with a license agreement	—	—	—	—	157,332	1	—	198	—	—	199
Exercise of stock options	—	—	—	—	53,193	—	—	60	—	—	60
Interest on stockholder notes	—	—	—	—	—	—	(6)	—	—	—	(6)
Vesting of early exercise stock options	—	—	—	—	—	—	—	64	—	—	64
Stock-based compensation	—	—	—	—	—	—	—	343	—	—	343
Accretion to redemption value and cumulative dividends on preferred stock	—	3,751	—	—	—	—	—	(665)	—	(3,086)	(3,751)
Net loss	—	—	—	—	—	—	—	—	—	(15,143)	(15,143)

Balance at December 31, 2013	11,995,481	44,244	244,782	474	990,514	1	(399)	—	—	(43,881)	(44,279)
Issuance of Series B-1 redeemable convertible preferred stock for cash and value of convertible preferred stock liability of $1,303, net of issuance costs of $33	3,355,107	11,618	—	—	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $298 and preferred stock liability of $395	3,107,701	15,808	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	6,006	—	—	8	—	—	8
Interest on stockholder notes	—	—	—	—	—	—	(5)	—	—	—	(5)
Vesting of early exercise stock options	—	—	—	—	—	—	—	58	—	—	58
Stock-based compensation	—	—	—	—	—	—	—	553	—	—	553
Accretion to redemption value and cumulative dividends on preferred stock	—	4,566	—	—	—	—	—	(619)	—	(3,947)	(4,566)
Net loss	—	—	—	—	—	—	—	—	—	(30,310)	(30,310)

Balance at December 31, 2014	18,458,289	76,236	244,782	474	996,520	1	(404)	—	—	(78,138)	(78,541)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $30 (unaudited) and for cash and value of convertible preferred stock liability of $1,509 (unaudited)	941,842	6,478	—	—	—	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $255 (unaudited)	7,490,540	69,744	—	—	—	—	—	—	—	—	—
Exercise of stock options (unaudited)	—	—	—	—	7,678	—	—	9	—	—	9
Interest on stockholder notes (unaudited)	—	—	—	—	—	—	(3)	—	—	—	(3)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	721	—	—	721
Accretion to redemption value and cumulative dividends on preferred stock (unaudited)	—	3,189	—	—	—	—	—	(730)	—	(2,459)	(3,189)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(1)	—	(1)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(12,017)	(12,017)

Balance at June 30, 2015 (unaudited)	26,890,671	$155,647	244,782	$474	1,004,198	$1	$(407)	$—	$(1)	$(92,614)	$(93,021)

The accompanying notes are an integral part of these financial statements.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the conversion of the redeemable convertible preferred stock and convertible preferred stock into shares of common stock and the net exercise of the preferred stock warrants as of the beginning of the respective period or the date of issuance, if later. In addition, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability as the warrants will be net exercised into common stock and the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon the completion of an IPO of the Company’s common stock.

Reverse Stock Split

In September 2015, the Company’s board of directors approved an amended and restated certificate of incorporation effecting a one-for-62.997 reverse stock split of the Company’s issued and outstanding shares of common stock, redeemable convertible preferred stock and convertible preferred stock that will be effective prior to the effectiveness of this Registration Statement. The par value and the authorized shares of the common stock, redeemable convertible preferred stock and convertible preferred stock were not adjusted as a result of the reverse split. All issued and outstanding common stock, redeemable convertible preferred stock and convertible preferred stock and per share amounts contained in the accompanying financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on January 1, 2018, which is the effective date for public companies. Early application is permitted as of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard update provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance is effective for all annual and interim periods ending after December 15, 2016. The Company does not believe that adopting ASU 2014-15 will have a material impact on its financial statements.

4. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

for this amendment, the Company issued to the UC Regents 157,332 shares of common stock. The UC Agreement, as amended, will remain in effect until the expiration or abandonment of the last to expire of the licensed patents.

In the years ended December 31, 2013 and 2014, the Company paid $540,000 and $500,000 respectively, to the UC Regents under the milestone and minimum annual royalty provisions of the agreement and paid $100,000 and $225,000 (unaudited) to the UC Regents in the six months ended June 30, 2014 and 2015, respectively.

Royalty obligations

The Company has future minimum royalty obligations due under the terms of certain exclusive licensed patent rights. These minimum future obligations are as follows (in thousands):

Year ended December 31,
2015	$125
2016	150
2017	150

Total minimum royalty obligations	$425

10. Long-term Debt

In May 2012, the Company entered into a Master Loan and Security Agreement (the “Debt Facility”). Under the terms of the agreement, an aggregate of $2.0 million could be drawn down during the initial basic loan term of 42 months. In January and December 2013, the Company amended the Debt Facility to borrow an additional $0.3 million and $3.0 million, respectively, with similar terms. Borrowings under the debt facility bear interest at 11.74% per annum.

The Company’s obligations under the Debt Facility are collateralized by a security interest in substantially all of its assets, excluding its intellectual property and certain other assets. The Debt Facility also contains customary conditions related to borrowing, events of default, and covenants, including covenants limiting the Company’s ability to dispose of assets, undergo a change in control, merge with or acquire other entities, incur debt, incur liens, pay dividends or other distributions to holders of its capital stock, repurchase stock and make investments, in each case subject to certain exceptions. The agreement also allows the lender to call the debt in the event there is a material adverse change in the Company’s business or financial condition. At December 31, 2014 and June 30, 2015, management does not believe that the material adverse change clause will be triggered within the next 12 months, and therefore, the debt is classified as long-term.

In connection with the execution and the amendment of the Debt Facility, the Company issued warrants to the lender to purchase an aggregate of 81,620 shares of the Company’s Series B-1 redeemable convertible preferred stock. The warrants expire at the earlier of (i) the tenth anniversary of issuance, (ii) upon the closing of an IPO of the Company’s common stock, or (iii) the consummation of certain change of control events. The warrants are exercisable in cash at an exercise price of $3.084396 per share or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s Series B-1 redeemable convertible preferred stock at the time of exercise of the warrant after deducting the aggregate exercise price. If the warrant has not been previously exercised, the cashless exercise provision is

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	33,101	33,101	$49	$250
Series A-2	211,681	211,681	425	2,339
Series B-1	14,944,578	11,133,069	41,944	37,692
Series B-2	862,412	862,412	2,300	2,920

Total	16,051,772	12,240,263	$44,718	$43,201

	December 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	33,101	33,101	$49	$250
Series A-2	211,681	211,681	425	2,339
Series B-1	14,944,578	14,488,176	57,695	54,040
Series B-2	862,412	862,412	2,698	3,570
Series C	5,952,664	3,107,701	15,843	16,533

Total	22,004,436	18,703,071	$76,710	$76,732

	June 30, 2015 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A-1	33,101	33,101	$49	$250
Series A-2	211,681	211,681	425	2,339
Series B-1	14,569,803	14,488,176	59,666	55,813
Series B-2	862,412	862,412	2,866	3,676
Series C	4,049,546	4,049,543	23,108	22,250
Series D	7,490,555	7,490,540	70,007	70,001

Total	27,217,098	27,135,453	$156,121	$154,329

Series B-1 Redeemable Convertible Preferred Stock

On September 22, 2010, the Company executed a Series B-1 Preferred Stock Purchase Agreement (“Series B-1 Agreement”) to raise up to an aggregate of $30.0 million of equity capital through the issuance of shares of Series B-1 redeemable convertible preferred stock at $3.084396 per share in two tranches. The first tranche of $10.0 million or 3,242,124 shares was completed upon execution of the Series B-1 Agreement. The Company determined that the obligation to issue additional shares of redeemable convertible preferred stock at a future date was a freestanding instrument and should be accounted as a liability. The preferred stock liability was valued using the option-pricing method, which resulted in an initial fair value of $3.0 million. The second tranche of $20.0 million was split into two subsequent tranches (“Tranche A” and “Tranche B”) of $10.0 million or 3,242,124 shares each, based on an amendment of the Series B-1 Agreement in 2011. Tranche A was completed in December 2011.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

On July 26, 2012, the Company executed an extension to the Series B-1 Agreement to raise up to an aggregate of $21.0 million of equity capital through issuance of shares of B-1 preferred stock in two tranches. Tranche B was increased from $10.0 million or 3,242,124 shares to $12.6 million or 4,085,077 shares to new investors, and an additional tranche (“Tranche C”) of $8.4 million or 2,723,384 shares to new investors, was added. Tranche B was completed on July 26, 2012 when the Company issued 4,085,077 shares for net proceeds of $12.6 million.

The preferred stock liability for Tranche C was valued using the option-pricing method, which resulted in an initial fair value of $1.7 million. The preferred stock liability was valued at $1.3 million as of December 31, 2013 and the Company recorded a gain of $110,000 to other income (expense), net for the year ended December 31, 2013. On January 31, 2014, Tranche C was completed and the Company issued 2,723,384 shares of Series B-1 redeemable convertible preferred stock for net proceeds of $8.4 million. Immediately prior to the closing of this tranche, the Company remeasured the preferred stock liability to its then fair value and recorded a loss from remeasurement of $13,000 in other income (expense), net. The fair value of the preferred stock liability in the amount of $1.3 million was reclassified to redeemable convertible preferred stock.

Series C Redeemable Convertible Preferred Stock and Second Tranche Option

On December 22, 2014, the Company executed the Series C Preferred Stock Purchase Agreement for the issuance of up to 5,650,369 shares of Series C redeemable convertible preferred stock. In December 2014, the Company issued 3,107,701 shares for net proceeds of $15.8 million and in February 2015, an additional 282,633 shares were issued for net proceeds of $1.5 million.

In connection with the issuance of the Series C redeemable convertible preferred stock in December 2014, the Company granted a second tranche option (“Second Tranche Option”) to one of its investors to purchase 659,209 shares of its Series C redeemable convertible preferred stock upon the achievement of certain milestones. At initial recognition, the Company recorded the Second Tranche Option as a derivative liability on the balance sheet at its estimated fair value of $395,000. The fair value of the convertible preferred stock liability at December 31, 2014 and June 30, 2015 was $395,000 and $0 (unaudited), respectively, resulting in the recognition of a loss on remeasurement of $0 and $1.0 million (unaudited), respectively, for the year ended December 31, 2014 and the six months ended June 30, 2015. In May 2015, the Company achieved the relevant milestones and the investor exercised their right to purchase 659,209 shares of Series C convertible redeemable preferred stock for net proceeds of $3.5 million. Immediately prior to the closing of this tranche, the Company remeasured the preferred stock liability to its then fair value and recorded a loss from remeasurement of $1.1 million in other income (expense), net. The fair value of the preferred stock liability in the amount of $1.5 million was reclassified to redeemable convertible preferred stock.

The preferred stock liability related to Series B-1 and Series C redeemable convertible preferred stock was valued using the option-pricing method with the following assumptions:

	Term	Interest Rate	Volatility
July 26, 2012 (upon issuance)	2.6 years	0.32%	66%
December 31, 2013	0.1 years	0.01%	69%
December 31, 2014	0.4 years	0.10%	50%

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Significant provisions of the convertible preferred stock are as follows:

Dividends

Holders of Series B-1, Series B-2, Series C and Series D redeemable convertible preferred stock are entitled to cumulative dividends at the rate of eight percent (8%) of the Series B-1, B-2, C and D original issue price per annum. The Series B-1, Series B-2, Series C and D dividends accrue from day to day, whether or not declared, and are payable only when, as, and if declared by the Company’s board of directors.

The Company will not pay dividends on other series of preferred stock, but such preferred stock holders are entitled to receive dividends as if they had been converted to common stock and dividends had been declared for common stock. Since inception, the Company has never declared a dividend.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series D redeemable convertible preferred stock are entitled to receive, prior and in preference to the holders of Series C redeemable convertible preferred stock, Series B-2 redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock (collectively, the “Series B preferred stock”), Series A-2 convertible preferred stock and Series A-1 convertible preferred stock (collectively, the “Series A preferred stock”) or common stock, from the assets of Company legally available for distribution, an amount per share equal to the Series D original issue price ($9.345101) plus the Series D accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of the Series D redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series D redeemable convertible preferred stock.

Upon completion of the distribution to the holders of the Series D redeemable convertible preferred stock, the holders of Series C redeemable convertible preferred stock are entitled to receive, prior and in preference to the holders of Series B-2 redeemable convertible preferred stock and Series B-1 redeemable convertible preferred stock (collectively, the “Series B preferred stock”), Series A-2 convertible preferred stock and Series A-1 convertible preferred stock (collectively, the “Series A preferred stock”) or common stock, from the assets of Company legally available for distribution, an amount per share equal to the Series C original issue price ($5.309387) plus the Series C accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of the Series C redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series C redeemable convertible preferred stock.

Upon completion of the distribution to the holders of the Series C and Series D redeemable convertible preferred stock, the holders of the Series B-1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any amount paid or distributed to the holders of Series B-2 redeemable convertible preferred stock, the Series A preferred stock or common stock, from the assets of the Company available for distribution to its stockholders, an amount per share equal to the Series B-1 original issue price ($3.084396) plus the Series B-1 accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient, after payment in full of the aggregate Series C liquidation preference amount, to pay the holders of the Series B-1 redeemable convertible

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series B-1 redeemable convertible preferred stock.

After payment in full of the aggregate to the holders of Series D, Series C and Series B-1 redeemable convertible preferred stock and before any amount is paid or distributed to the holders of Series A preferred stock or common stock, the holders of shares of Series B-2 redeemable convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, an amount per share equal to the Series B-2 original issue price (3.084396), plus the Series B-2 accrued but unpaid dividends. If upon a liquidation, dissolution or winding up the Company, the assets of the Company available for distribution to its stockholders are insufficient, after payment in full of the aggregate Series D, Series C and Series B-1 liquidation preference amount, to pay the holders of the Series B-2 redeemable convertible preferred stock the full amount they are entitled to, they shall share ratably in all assets available for distribution in proportion to the respective amounts which would otherwise be payable to the holders of the Series B-2 redeemable convertible preferred stock.

After payment in full of the aggregate to the holders of Series D, Series C, Series B preferred stock and before any amount shall be paid or distributed to the holders of common stock, the holders of shares of Series A preferred stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, on a pari passu basis, an amount per share equal to original issue price of $7.552521 for Series A-1 and $11.049485 for Series A-2 plus any dividends declared but unpaid on Series A preferred stock.

After the payment in full the aggregate to the holders of Series D, Series C, Series B preferred stock, Series A preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock. This will be pro rata based on the number of shares of common stock held by each such holder.

Conversion

Each share of Series A, Series B, Series C and Series D convertible preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price for the relevant series of convertible preferred stock ($7.552521 for Series A-1, $11.049485 for Series A-2, $3.084396 for Series B-1 and B-2, $5.309387 for Series C and $9.345101 for Series D) by the applicable conversion price for such series. The initial conversion price per share for each series of preferred stock shall be the original issue price applicable to such series; provided, however, that the conversion price for the preferred stock shall be subject to anti-dilution provisions. The conversion ratio at December 31, 2014 and June 30, 2015 is one-to-one.

Each share of Series A, Series B, and Series C and Series D convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock resulting in at least $50.0 million of gross proceeds, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent from the holders of a majority of the shares of common stock issuable upon conversion of the shares of convertible preferred stock then outstanding (the “Requisite Investors”), and 60% of the holders of outstanding shares of Series D redeemable preferred stock, voting together as a single class.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

13. Common Stock

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the prior rights of the preferred stockholders. As of December 31, 2014, no dividends on common stock had been declared by the Board of Directors.

The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:

	December 31		June 30
	2013	2014	2015
			(unaudited)
Convertible preferred stock outstanding	12,240,263	18,703,071	27,135,453
Options issued and outstanding	1,686,490	2,147,872	3,418,010
Convertible preferred stock warrants	81,620	81,620	81,620
Shares available for future stock option grants	776,628	1,896,617	2,603,022

	14,785,001	22,829,180	33,238,105

14. Stock Option Plans

In 2010, the Company adopted its 2010 Stock Incentive Plan (the “2010 Plan”) which provided for the granting of stock options to employees, directors and consultants of the Company. Options granted under the 2010 Plan were either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”).

In February 2012, the Company adopted its 2011 Stock Incentive Plan (the “2011 Plan”). The 2011 Plan is divided into two separate equity programs, an option and stock appreciation rights grant program and a stock award program. The total number of shares authorized for issuance under the 2011 Plan are 3,389,916 shares and 5,374,137 shares (unaudited) of which 1,896,617 shares and 2,603,022 shares (unaudited) are available for grant at December 31, 2014 and June 30, 2015, respectively. In conjunction with adopting the 2011 Plan, the Company discontinued the 2010 Plan and released the shares reserved and still available under that plan.

Options under the 2011 Plan may be granted for periods of up to ten years. All options issued to date have had a 10-year life. Under the terms of the 2011 Plan, options may be granted at an exercise price not less than the estimated fair value of the shares on the date of grant, as determined by the Company’s board of directors. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of ISOs and NSOs may not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the board of directors. To date, options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

Activity under the Company’s stock option plans is set forth below:

		Options Outstanding
	Options Available for Grant	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		(in thousands)
Balances at December 31, 2012	1,579,860	940,262	$1.197
Options granted	(810,390)	810,390	1.008
Options exercised	—	(53,193)	1.134
Options forfeited	7,158	(7,158)	—
Retirement of shares under the 2010 Plan	—	(3,811)	1.071

Balances at December 31, 2013	776,628	1,686,490	1.071	8.5	$291
Options authorized	1,587,377	—	—
Options granted	(697,557)	697,557	1.449
Options exercised	—	(6,006)	1.260
Options forfeited	230,169	(230,169)	0.945

Balances at December 31, 2014	1,896,617	2,147,872	1.197	8.1	$767
Options authorized (unaudited)	1,984,221	—	—
Options granted (unaudited)	(1,290,705)	1,290,705	2.621
Options exercised (unaudited)	—	(7,678)	1.310
Options forfeited (unaudited)	12,889	(12,889)	1.405

Balances at June 30, 2015 (unaudited)	2,603,022	3,418,010	1.751	8.4

Options Exercisable—December 31, 2014		1,241,209	1.197	7.5

Options vested and expected to vest—December 31, 2014		2,130,836	1.197	8.1

Options Exercisable—June 30, 2015 (unaudited)		1,601,565	1.235	7.3	$5,189

Options vested and expected to vest—June 30, 2015 (unaudited)		3,396,122	1.751	8.4	$9,243

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors, as of December 31, 2014 and June 30, 2015.

The aggregate intrinsic value of stock options exercised in the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 was $600, $1,500, $614 (unaudited) and $23 (unaudited). respectively.

The total fair value of options that vested in the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015 were $268,000, $410,000, $215,000 (unaudited) and $242,000 (unaudited), respectively.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

The following table summarizes information about stock options outstanding and vested by exercise price at December 31, 2014:

	Outstanding		Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
$0.945	427,329	8.16	214,899
$1.134	661,891	6.59	564,812
$1.260	361,384	8.18	299,106
$1.386	178,072	9.05	81,099
$1.449	269,647	9.34	70,711
$1.512	249,549	9.78	10,582

	2,147,872		1,241,209

The following table summarizes information about stock options outstanding and vested by exercise price at June 30, 2015 (unaudited):

	Outstanding		Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number Exercisable
$0.945	425,336	7.66	253,632
$1.134	661,891	6.10	639,427
$1.260	357,651	7.56	304,849
$1.386	178,072	8.55	121,649
$1.449	255,520	8.82	139,516
$1.512	249,549	9.28	22,844
$1.575	825,190	9.64	108,656
$4.473	464,801	9.86	10,992

	3,418,010		1,601,565

The options granted in the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015 had a weighted average per share grant-date fair value of $0.504, $0.945, $0.882 (unaudited), and $0.586 (unaudited), respectively. At December 31, 2014 and June 30, 2015, the unrecognized compensation expense with respect to options granted to employees was $603,000 and $3.7 million (unaudited), respectively, and is expected to be recognized over 2.3 years and 2.5 years (unaudited), respectively.

Early Exercise of Employee Options

Certain stock options granted under the Plans provide option holders the right to elect to exercise unvested options in exchange for restricted common stock. Such unvested restricted shares are subject to a repurchase right held by the Company at the original issuance price in the event the optionee’s service to the Company is terminated either voluntarily or involuntarily. The right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision. The cash or full recourse notes received from employees for exercise of unvested options is treated as a refundable deposit and is classified as a liability on the balance sheets.

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

At December 31, 2013, there were 8,132 unvested restricted shares outstanding and the liability related to unvested shares was $58,500. There were no unvested restricted shares outstanding at December 31, 2014 and June 30, 2015 (unaudited).

15. Stock Based Compensation

Total stock-based compensation expense recognized was as follows (in thousands):

	Year Ended December 31,
	2013	2014
Research and development	$121	$195
General and administrative	222	358

Total stock-based compensation expense	$343	$553

	Six Months Ended June 30,
	2014	2015
	(unaudited)
Research and development	$65	$353
General and administrative	180	368

Total stock-based compensation expense	$245	$721

Employee Stock-Based Compensation

Stock based compensation expense for employees was $317,000 and $459,000 for the years ended December 31, 2013 and 2014, respectively. Stock based compensation expense for employees was $207,000 (unaudited) and $540,000 (unaudited) for the six months ended June 30, 2014 and 2015, respectively.

The Company estimated the fair value of employee stock options using the Black-Scholes valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions for the year ended December 31, 2013 and 2014:

Year Ended December 31,
	2013	2014
Expected volatility	70.8% – 71.7%	66.4% – 71.2%
Risk-free interest rate	0.9% – 1.9%	1.6% – 2.0%
Dividend yield	— %	— %
Expected term (in years)	5.5 – 6.1	5.3 – 6.1

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

A reconciliation of the beginning and ending unrecognized tax benefit amount is as follows (in thousands):

	Year Ended December 31,
	2013	2014
Balance at the beginning of the year	$200	$532
Additions based on tax positions related to current year	60	2,473
Adjustment based on submitted prior year tax returns	272	14

Balance at end of the year	$532	$3,019

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the provision for income taxes in the period that such determination is made. Interest and penalties have not been accrued at December 31, 2014 and 2013.

The Company files income tax returns in the United States, including California state jurisdiction. The tax years 2010 to 2014 remains open to U.S. federal and state examination to the extent of the utilization of net operating loss and credit carryovers. As of December 31, 2014, the Company is not under examination by the Internal Revenue Service or any state or foreign tax jurisdiction.

18. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. The Company made contributions to the plan of $9,000 and $16,500 for the years ended December 31, 2013 and 2014, respectively. During the six months ended June 30, 2014 and 2015, the Company made contributions to the plan of $9,000 (unaudited) and $18,000 (unaudited), respectively.

19. Net Loss Per Share Attributable to Common Stockholders

The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive:

	Years ended December 31,		Six months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Redeemable convertible preferred stock (on an as-converted basis)	11,995,481	15,024,251	14,534,831	19,557,617
Convertible preferred stock (on an as-converted basis)	244,782	244,782	244,782	244,782
Options to purchase common stock	1,482,579	1,987,532	1,801,172	2,903,046
Convertible preferred stock warrants	36,559	81,620	81,620	81,620

Total	13,759,401	17,338,185	16,662,405	22,787,065

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share attributable to common stockholders is as follows (in thousands except share and per share amounts):

	Years ended December 31,		Six months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Numerator:
Net loss	$(15,143)	$(30,310)	$(21,934)	$(12,017)
Add: accretion to redemption value and cumulative dividends on preferred stock	(3,751)	(4,566)	(2,201)	(3,189)

Net loss attributable to common stockholders	(18,894)	(34,876)	(24,135)	(15,206)

Denominator:
Weighted-average common shares outstanding used to calculate net loss per share attributable to common stockholders, basic and diluted	772,320	989,453	953,029	998,793

Net loss per share attributable to common stockholders, basic and diluted	$(24.46)	$(35.25)	$(25.32)	$(15.22)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the redeemable convertible preferred stock and the convertible preferred stock and the automatic net exercise of the preferred stock warrants, based on the mid-point of the IPO price range of $16.00, upon consummation of a IPO as if such event had occurred as of the beginning of the respective period:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(34,876)	$(15,206)
Change in fair value of preferred stock liability	13	1,114
Change in fair value of preferred stock warrant liability	42	317
Accretion to redemption value and cumulative dividends on preferred stock	4,566	3,189

Net loss used in calculating pro forma net loss per share attributable to common stockholders, basic and diluted	$(30,255)	$(10,586)

Weighted-average shares used to calculate net loss per share attributable to common stockholders, basic and diluted	989,453	998,793
Pro forma adjustment to reflect assumed cashless exercise of preferred stock warrants	65,884	65,884
Pro forma adjustment to reflect assumed conversion of all outstanding shares of preferred stock	15,269,026	19,825,766

Weighted-average shares used to calculate pro forma net loss per share attributable to common stockholders, basic and diluted	16,324,363	20,890,443

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.85)	$(0.51)

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

20. Subsequent Events

On May 20, 2015, an investor exercised its option to purchase 659,209 shares of Series C redeemable convertible preferred stock for proceeds of $3.5 million (see Note 12).

On June 16, 2015 the Company raised an additional $70.0 million in funding through the sale and issuance of 7,490,540 shares of a newly authorized series of preferred stock, Series D redeemable convertible preferred stock, at $9.345101 per share. In connection with the issuance of the Series D redeemable convertible preferred stock, the Company amended and restated its certificate of incorporation and amended the conditions under which all series of the Company’s preferred stock would automatically convert into common stock. Based on the revised terms, the Company’s convertible preferred stock will automatically convert into common stock upon the earlier of (i) an IPO with gross proceeds of not less than $50.0 million to the Company; or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class on as converted basis, and 60% of the holders of outstanding shares of Series D redeemable convertible preferred stock (“Series D Majority Investors”), voting together as a single class. The Company also amended the terms for redemption whereby the Series B, Series C and Series D preferred stock are redeemable in three annual installments commencing not more than 60 days after receipt by the Company of a written request from the Requisite Investors and the Series D Majority Investors at any time on or after June 12, 2020.

Shares of Series D redeemable convertible preferred stock are convertible, at the option of the holder thereof, at any time after the date of issuance into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price ($9.345101 per share) by the applicable conversion price. The initial conversion price per share shall be the original issue price subject to anti-dilution provisions. Holders of Series D redeemable convertible preferred stock are entitled to cumulative dividends at a rate of eight percent of the Series D original issue price per annum and such dividends accrue from day to day, whether or not declared. In the event of any liquidation of the Company, Series D stockholders are entitled to receive, in preference to the Series A, Series B and Series C preferred stockholders, an amount per share equal to the original issue price plus any accrued but unpaid dividends.

In September 2015, the Company’s board of directors approved an amended and restated certificate of incorporation effecting a one-for-62.997 reverse stock split of the Company’s issued and outstanding shares of common stock, redeemable convertible preferred stock and convertible preferred stock that will be effective prior to the effectiveness of this Registration Statement. The par value and the authorized shares of the common stock, redeemable convertible preferred stock and convertible preferred stock were not adjusted as a result of the reverse split. All issued and outstanding common stock, redeemable convertible preferred stock and convertible preferred stock and per share amounts contained in the accompanying financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

The Company has reviewed and evaluated subsequent events that occurred through July 24, 2015, the date the financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these financial statements and all material subsequent events that require disclosure have been disclosed.

21. Subsequent Events (unaudited)

In September 2015, the Company’s board of directors approved an amended and restated certificate of incorporation effecting a one-for-62.997 reverse stock split of the Company’s issued and outstanding shares of

CYTOMX THERAPEUTICS, INC.

Notes to the Financial Statements—(Continued)

common stock, redeemable convertible preferred stock and convertible preferred stock that will be effective prior to the effectiveness of this Registration Statement. The par value and the authorized shares of the common stock, redeemable convertible preferred stock and convertible preferred stock were not adjusted as a result of the reverse split. All issued and outstanding common stock, redeemable convertible preferred stock and convertible preferred stock and per share amounts contained in the accompanying financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

The Company has reviewed and evaluated subsequent events that occurred through August 28, 2015, the date the unaudited interim financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these financial statements and all material subsequent events that require disclosure have been disclosed.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

6,250,000 Shares

CytomX Therapeutics, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Jefferies

Cowen and Company

Oppenheimer & Co.

                    , 2015

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the FINRA filing fee.

AMOUNT PAID OR TO BE PAID
Securities and Exchange Commission registration fee	$14,198
FINRA filing fee	18,828
Initial listing fee	150,000
Printing and engraving expenses	350,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	15,000
Miscellaneous expenses (including road show)	151,974

Total	$3,200,000

Item 14. Indemnification of Directors and Officers

CytomX Therapeutics, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, as amended (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but all of the indemnification rights conferred upon such person under our bylaws to the extent so provided in such indemnification agreement.

In connection with the sale of the common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the charter and bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by us since January 1, 2012, which were not registered under the Securities Act, and the consideration, if any, received by us for such securities.

Issuances of common stock

(1) On November 8, 2013, we issued 157,332 shares of our common stock to The Regents of the University of California (the “UC Regents”) as consideration for the reduction in the sublicense fees payable by us to the UC Regents under an exclusive license agreement, as amended and restated, between us and the UC Regents.

Issuances of preferred stock

(2) On July 26, 2012, we issued and sold to three accredited investors an aggregate of 4,085,077 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $3.084396 per share for an aggregate consideration of $12,599,999.92 redeemable convertible in cash. On August 30, 2012, we issued and sold to one accredited investor 401,637 shares of our Series B-1 preferred stock at a purchase price of $3.084396 for a total consideration of $1,238,807.91 in cash. On October 12, 2012, we issued and sold to one accredited investor 162,106 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $3.084396 per share for a total consideration of $499,999.97 in cash. On January 31, 2014, we issued to three accredited investors an aggregate of 2,723,384 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $3.084396 per share for an aggregate consideration of $8,399,999.94 in cash. On April 7, 2014, we issued and sold to two accredited investors 170,211 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $3.084396 per share for an aggregate consideration of $524,999.95 in cash. On April 24, 2014, we issued and sold to one accredited investor 461,512 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $3.084396 per share for a total consideration of $1,423,488.40 in cash. Each share of Series B-1 redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

(3) On December 22, 2014, we issued and sold to four accredited investors an aggregate of 3,107,701 shares of our Series C redeemable convertible preferred stock at a purchase price of $5.309387 per share for an aggregate consideration of $16,499,999.84 in cash. On February 11, 2015, we issued and sold to one accredited investor 282,633 shares of our Series C redeemable convertible preferred stock at a purchase price of $5.309387 per share for a total consideration of $1,500,612.06 in cash. On May 20, 2015, we issued and sold to one accredited investor 659,209 shares of our Series C redeemable convertible preferred stock at a purchase price of $5.309387 per share for a total consideration of $3,499,999.98 in cash. Each share of Series C redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

(4) On June 12, 2015, we issued and sold to 32 accredited investors an aggregate of 6,741,485 shares of our Series D redeemable convertible preferred stock at a purchase price of $9.345101 per share for an aggregate consideration of $62,999,999.21 in cash. On June 22, 2015, we issued and sold to one accredited investor 749,055 shares of our Series D redeemable convertible preferred stock at a purchase price of $9.345101 per share for a total consideration of $7,000,000.13 in cash. Each share of Series D redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering.

Issuance of warrants

(5) On May 31, 2012, January 31, 2013 and December 20, 2013, we issued three warrants to purchase 30,800, 4,620 and 46,200 shares of our Series B-1 redeemable convertible preferred stock, respectively, to ATEL Ventures, Inc. in connection with the loans provided to us by ATEL Ventures, Inc. Each warrant has an exercise price of $3.084396 per share of our Series B-1 redeemable convertible preferred stock. Upon the closing of this offering, the three warrants will be automatically net exercised into shares of our common stock.

Grants of stock options and issuances of common stock upon exercise of options

(6) Since January 1, 2012, we have granted stock options to purchase an aggregate of 4,996,995 shares of our common stock with exercise prices of $0.945, $1.260, $1.386, $1.449, $1.512, $1.575, $4.473 and $6.615 per share, respectively, to our employees, directors and consultants pursuant to our 2011 stock incentive plan, as amended (the “2011 Plan”). Since January 1, 2012, we have issued an aggregate of 120,512 shares of our common stock upon exercise of stock options granted pursuant to our 2011 Plan and 2010 stock incentive plan, as amended, for an aggregate consideration of $143,832.27 in cash.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (5) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of stock options described in paragraph (6) above, except to the extent described above as exempt pursuant to Section 4(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in South San Francisco, State of California on September 21, 2015.

CYTOMX THERAPEUTICS, INC.

By:	/s/ Sean A. McCarthy
	Name: Title:	Sean A. McCarthy President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated on the date indicated:

SIGNATURE		DATE

/s/ Sean A. McCarthy Sean A. McCarthy, D. Phil.	President, Chief Executive Officer and Director (principal executive officer)	September 21, 2015

/s/ Robert C. Goeltz Robert C. Goeltz II	Chief Financial Officer (principal financial officer and principal accounting officer)	September 21, 2015

* Hoyoung Huh, M.D., Ph.D.	Chairman of the Board	September 21, 2015

* Neil Exter	Director	September 21, 2015

* Frederick W. Gluck	Director	September 21, 2015

* Elaine V. Jones, Ph.D.	Director	September 21, 2015

* Timothy M. Shannon, M.D.	Director	September 21, 2015

* Matthew P. Young	Director	September 21, 2015

* By:	/s/ Sean A. McCarthy
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Amended and Restated Bylaws, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the effectiveness of this registration statement.

3.4	Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.

4.1	Specimen Common Stock Certificate.

4.2**	Amended and Restated Investors’ Rights Agreement dated as of June 12, 2015, by and among CytomX Therapeutics, Inc. and the investors named therein.

4.3**	Warrant to Purchase Preferred Stock dated as of May 31, 2012, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.4**	Warrant to Purchase Preferred Stock dated as of January 31, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

4.5**	Warrant to Purchase Preferred Stock dated as of December 20, 2013, by and between ATEL Ventures, Inc., as Trustee, and CytomX Therapeutics, Inc.

5.1	Opinion of Sidley Austin LLP.

10.1**+	2011 Stock Incentive Plan, adopted on February 7, 2012, as amended the (“2011 Plan”).

10.2**+	Form of Restricted Stock Award Agreement and Option Exercise Agreement under the 2011 Plan.

10.3**+	2010 Stock Incentive Plan adopted on September 21, 2010 the (“2010 Plan”).

10.4**+	Form of Stock Option Agreement under the 2010 Plan.

10.5+	2015 Equity Incentive Plan, to be in effect immediately prior to the completion of this offering.

10.6+	2015 CytomX Therapeutics, Inc. Employee Stock Purchase Plan, to be in effect immediately prior to the completion of this offering.

10.7**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Sean A. McCarthy, D. Phil, dated as of December 15, 2010.

10.8**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Sean A. McCarthy, D. Phil, dated as of April 1, 2015.

10.9**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Bob Goeltz, dated as of March 19, 2015.

10.10**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Bob Goeltz, dated as of May 11, 2015.

10.11**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and W. Michael Kavanaugh, M.D., dated as of December 13, 2014.

10.12**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Michael Kavanaugh, dated as of April 1, 2015.

10.13**+	Employment Offer Letter Agreement between CytomX Therapeutics, Inc. and Cynthia J. Ladd, dated as of May 1, 2015.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.14**+	Severance and Change of Control Agreement, by and between CytomX Therapeutics, Inc. and Cynthia Ladd, dated as of June 15, 2015.

10.15+	Separation Agreement and General Release of Terms, by and between Henry B. Lowman, Ph.D. and CytomX Therapeutics, Inc., dated as of September 30, 2014.

10.16**+	Form of Indemnification Agreement by and between CytomX Therapeutics, Inc. and each of its directors.

10.17†	Research Collaboration Agreement dated as of January 8, 2014, by and between ImmunoGen, Inc. and CytomX Therapeutics, Inc., as amended by the First Amendment to Research Collaboration Agreement effective as of April 3, 2015.

10.18†	Collaboration and License Agreement dated as of May 23, 2014, by and between CytomX Therapeutics, Inc. and Bristol-Myers Squibb Company.

10.19†	Research Collaboration, Option and License Agreement dated as of May 30, 2013, by and between Pfizer, Inc. and CytomX Therapeutics, Inc.

10.20**	Lease Agreement dated as of March 29, 2013, by and between ARE-Technology Center SSF, LLC and CytomX Therapeutics, Inc.

10.21**	Exclusive Licence Agreement dated as of August 19, 2010, by and between The Regents of the University of California and CytomX Therapeutics, Inc., as amended by Amendment No. 1 to Exclusive Agreement effective as of May 30, 2013 and Amendment No. 2 to Exclusive Agreement effective as of November 8, 2013.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

24.2	Power of Attorney.

**	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and omitted portions have been filed separately with the Securities and Exchange Commission.